Exhibit 2.2

SHARE SALE AND PURCHASE AGREEMENT

BETWEEN

VASCO DATA SECURITY INTERNATIONAL GMBH

(as Purchaser)

AND

DIGINOTAR HOLDING B.V.

(as Seller)

January 10, 2011

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THIS SHARE SALE AND PURCHASE AGREEMENT is made on this 10th day of January 2011 (the “Agreement”)

BETWEEN:

(1)	VASCO DATA SECURITY INTERNATIONAL GMBH, a private company with limited liability organized and existing under the laws of Switzerland, with its registered office at World-Wide Business Center, Balz-Zimmermannstrasse 7, 8152 Glattbrugg, Switzerland (the “Purchaser”);

and

(2)	DIGINOTAR HOLDING B.V., a private company with limited liability organized and existing under the laws of the Netherlands, with its registered office at Vondellaan 8, 1942LJ Beverwijk, the Netherlands (the “Seller”);

(3)	DIGINOTAR B.V., a private company with limited liability organized and existing under the laws of the Netherlands, with its registered office at Vondellaan 8, 1942LJ Beverwijk, the Netherlands (“Diginotar”);

(4)	DIGINOTAR NOTARIAAT B.V., a private company with limited liability organized and existing under the laws of the Netherlands, with its registered office at Vondellaan 8, 1942LJ Beverwijk, the Netherlands (“Diginotar Notariaat”);

WHEREAS:

(A)	The Seller is the legal and beneficial owner of the entire issued share capital of each of Diginotar and Diginotar Notariaat. Diginotar and Diginotar Notariaat are collectively referred to as the “Companies”;

(B)	The Seller incorporated Diginotar and Diginotar Notariaat on July 22, 1998 respectively August 16, 1999;

(C)	On October 23, 2009, Purchaser and Seller entered into a mutual non-disclosure agreement, which agreement governed their confidentiality as they explored the possibility of entering into a business relationship (the “Non-Disclosure Agreement”). The Non-Disclosure Agreement is attached hereto as Schedule C;

(D)	The employees of each of the Companies will be informed of the contemplated transaction as set out in the Agreement;

(E)	Purchaser, Seller, Diginotar, Diginotar Notariaat and Diginotar Technologie B.V. have negotiated an IP purchase agreement, pursuant to which document Diginotar and Diginotar Technologie B.V. shall sell and assign certain intellectual property rights to the Purchaser, which agreement will be substantially in the form as attached hereto as Schedule E (the “IP Purchase Agreement”); and

(F)	Seller and Purchaser have agreed that Seller shall sell and transfer to Purchaser and Purchaser shall purchase and acquire from Seller the entire issued share capital of each of the Companies (the “Shares”) for the consideration and on the terms and subject to the conditions contained in this Agreement.

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THEREFORE IT IS HEREBY AGREED as follows:

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions. In this Agreement, unless the context otherwise requires the words and expressions used in this Agreement shall have the meanings set out in Schedule 1.1.

1.2	Headings. Headings are inserted for convenience and reference only and shall not affect the construction or interpretation of any provision contained in this Agreement.

1.3	Interpretation. Save where specifically required or indicated otherwise:

1.3.1	grammatical variations of any of the terms defined in this Agreement shall have corresponding meanings;

1.3.2	and where the context so permits, words importing the singular shall include the plural and vice versa and words importing the use of any gender shall include all genders;

1.3.3	the term “including” means “including without limitation” and is intended by way of example and not limitation;

1.3.4	any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form, including (PDF) scanned copies but, for the avoidance of doubt, shall not include e-mail.

ARTICLE 2 - SALE AND PURCHASE OF SHARES

2.1	Sale and Purchase. The Seller hereby, subject to the terms and conditions of this Agreement, sells the Shares to the Purchaser, and agrees to transfer the Shares to the Purchaser at Closing, free and clear of Encumbrances, and the Purchaser hereby, subject to the terms and conditions of this Agreement, purchases the Shares from the Seller and agrees to accept the transfer of the Shares at Closing.

2.2	Effective Date. The purchase and sale of the Shares is effective as of January 1, 2011 at which date (i) the business of the Company is deemed to have been conducted for the risk and account of the Purchaser since such date (it being understood, for the avoidance of doubt, that this shall not in any way affect the Warranties) and (ii) all dividends and other distributions on the Shares with respect to periods after such date shall be for the benefit of the Purchaser (the “Effective Date”).

ARTICLE 3 - CONSIDERATION

3.1	Consideration. Subject to Article 3.2, the aggregate consideration for the Shares to be paid by the Purchaser to the Seller is an amount of EUR 3,700,000 (the “Total Consideration”).

The Total Consideration is divided into an amount of EUR 1,450,000 minus the amount as set out in Article 3.2.2(a)(ii), payable by the Purchaser to the Seller on the Closing Date (the “Initial Consideration”) and an amount of EUR 2,250,000, which will be held in escrow and paid out in accordance with the Escrow Agreement (the “Escrow Amount”).

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3.2	Payments at Closing.

3.2.1	On or before Closing, the Purchaser shall pay to the Notary Account the Initial Consideration and the Escrow Amount. The Notary will hold the Initial Consideration and the Escrow Amount for the benefit of the Purchaser until execution of the Notarial Transfer Deed.

Following execution of the Notarial Transfer Deed at the Closing, the Notary will, on behalf of the Purchaser and as indicated in the Funds Flow Letter:

(a)	transfer the Initial Consideration to the bank account(s) and in respective portions as set out in the Funds Flow Letter; and

(b)	transfer the Escrow Amount to an escrow account held by the Escrow Agent pursuant to the Escrow Agreement, which agreement will be substantially in the form as attached hereto as Schedule 3.2.1(b), until released in accordance with the terms and conditions of the Escrow Agreement.

The Notary will only transfer the relevant amounts in accordance with this Agreement and the Funds Flow Letter after the execution of the Notarial Deed Transfer.

3.2.2	Subject to the Purchaser complying with its obligations under Article 3.2.1 and unless the Purchaser otherwise agrees in writing, the Seller shall procure that on the Closing Date:

(a)	Each of the Companies’ debts are fully repaid, except for the existing debts of the so-called ‘Trusted Third Party Notaries’ to the following amounts:

(i)	an amount of EUR 141,268, which amount is considered a current liability and will be reflected in the Working Capital Ratio; and

(ii)	an amount of EUR 64,000 which amount has been deducted in full from the Initial Consideration.

An overview of the Trusted Third Party Notaries and the amounts payable to these notaries is attached to this Agreement as Schedule 3.2.2.

The Seller represents and warrants to the Purchaser that the existing debts of the Companies as set out in this Article 3.2.2 (a) are on the Closing Date free and clear of Encumbrances;

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(b)	All debts and other obligations of the Seller, its Affiliates and any of its other Related Parties that are secured by any of the assets of the Companies are fully repaid such that the assets of the Companies are free and clear of all Encumbrances other than trade obligations that are incurred in the ordinary course of business and that are included in the Working Capital Ratio as defined herein;

(c)	All intercompany debts between the Companies on the one hand and the Seller, the managing directors of the Companies and Seller’s Affiliates and Related Parties (including the ultimate beneficial owners of the Companies) on the other hand are fully repaid; and

(d)	Each of the Companies’ working capital ratio (current assets : current liabilities (excluding any liability under the so-called ‘Bapi-certificates’)), as determined in accordance with US GAAP, is 1:1 (the “Working Capital Ratio”).

If the combined Working Capital Ratio of the Companies is not 1:1, the amount needed to achieve a ratio of 1:1 for the Companies on a combined basis will be an adjustment of the Total Consideration as stated in Article 3.1. If the Working Capital Ratio is less than 1:1, Total Consideration will be reduced by the amount that current liabilities exceed current assets and such reduction will be paid from the Escrow Amount in accordance with the terms of the Escrow Agreement. If the Working Capital Ratio is greater than 1:1, Total Consideration will be increased by the amount that current assets exceed current liabilities and such amount will be paid by Purchaser to Seller within fifteen (15) Business Days following the final determination of the Working Capital Ratio.

In addition to the adjustment to Total Consideration included in this Article 3.2, the Parties agree to adjust Total Consideration for any changes in the balance of the credit facility agreement with Coöperatieve Rabobank Ijmond Noord U.A. to the extent that such change was due to business activities of the Companies conducted in the ordinary course of the business from the Effective Date to the Closing Date. The adjustment shall be to the benefit of the Seller if the amount borrowed under the credit facility increased and the adjustment shall be to the benefit of the Purchaser if the amount borrowed under the credit facility decreased. Such adjustment shall exclude in all cases any and all interest paid or accrued on the line of credit as well as any payments made to or from Affiliates and Related Parties.

3.3	Determination Working Capital Ratio. The Working Capital Ratio for each of the Companies shall be determined by an Independent Accountant in accordance with Dutch GAAP, which will be converted to US GAAP.

The Independent Accountant will as promptly as practicable and in any event within twenty (20) Business Days following Closing Date prepare and deliver to the Purchaser and the Seller the Closing Accounts of each of the Companies, in order for the Independent Accountant to be able to determine the Working Capital Ratio for each of the Companies. The Closing Accounts shall, pursuant to the Seller’s procurement in accordance with Article 3.2.2, exclude all debts and liabilities of the Companies with its Affiliates and Related Parties.

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3.4	Independent Accountant. The Independent Accountant shall act as expert and not as arbitrator and its determination shall be final and binding on the Parties save in the event of manifest error (when the relevant part of their determination shall be void and the matter shall be remitted to the Independent Accountant for correction).

The Parties shall co-operate with the Independent Accountant and comply with its reasonable requests made in connection with the carrying out of its duties under this Agreement. Each Party shall keep up-to-date and, subject to reasonable notice, make fully available to the Independent Accountant its books and records relating to the businesses of the Companies other than any books or records subject to legal professional privilege or a confidentiality obligation entered into with a third party, during normal office hours during the period from the appointment of the Independent Accountant down to the making of the relevant determination.

The expenses of the Independent Accountant shall be borne equally by the Parties.

Each party shall have thirty (30) days from receipt of the Closing Accounts (the “Review Period”) to review the Closing Accounts and any further information in the event a manifest error is established by a Party. A disputing Party shall issue a single written notice of dispute (“Notice of Dispute”) to the other Party and the Independent Accountant before the end of the Review Period, specifying in reasonable detail the nature of the asserted objections or challenges to the Closing Accounts (the “Disputed Matters”). If a Party fails to submit a Notice of Dispute during such Review Period, such Party shall be deemed to have no objections to Closing Accounts and such Closing Accounts shall be final and binding upon the Parties. In the event of a dispute, the Parties and the Independent Accountant shall negotiate in good faith to resolve such dispute and remit the Closing Accounts to the Independent Accountant for correction for thirty (30) days after receipt of the Notice of Dispute. If the Seller and the Purchaser are unable to settle the dispute, the matter shall be resolved in the manner set forth in Article 16 of this Agreement.

Each Party and the Independent Accountant shall, and shall procure that its accountants and other advisers shall keep all information and documents provided to them pursuant to this Article 3 confidential and shall not use such information and documents for any purpose, except for disclosure or use in connection with the preparation of the Closing Accounts, the proceedings of the Independent Accountant or another matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

3.5	Adjustment of the Total Consideration. The Total Consideration may be adjusted pursuant to the following calculations.

Estimated EBIT FY 2011. The Seller has estimated that the EBIT of the Companies for the financial year 2011 will be an amount of EUR 813,000 (“Estimated EBIT FY 2011”).

Actual EBIT FY 2011. The Purchaser shall prepare and deliver to the Seller the accounts for the financial year 2011 (“Accounts FY 2011”) as soon as practicable following the close of the financial year 2011. The Accounts FY 2011 shall be prepared in accordance with Dutch GAAP on a basis generally consistent with that applied for financial years prior to the Closing Date. Upon the Parties having agreed on the Accounts FY 2011, the actual EBIT for the financial year 2011 will be established by the Parties (“Actual EBIT FY 2011”).

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The Seller shall have twenty (20) Business Days from receipt of the Accounts FY 2011 (the “2011 Review Period”) to review the Accounts FY 2011 and any further information reasonably necessary to determine the accuracy of the Accounts FY 2011. If Seller objects to the Accounts FY 2011, Seller shall issue a written notice of dispute (“Notice of Dispute 2011”) to the other Purchaser before the end of the 2011 Review Period, specifying in reasonable detail the nature of the asserted objections or challenges to the Accounts FY 2011 (the “Disputed Matters 2011”). If Seller fails to submit a Notice of Dispute 2011 during such 2011 Review Period, Seller shall be deemed to have no objections to Accounts FY 2011 and such Accounts FY 2011 shall be final and binding upon the Parties. In the event of a dispute, the Parties may an engage a mutually acceptable Independent Accountant, with the cost of such Independent Accountant being shared equally by the Parties, to resolve such Disputed Matters 2011 and remit the final and binding Accounts FY 2011 to Seller and Purchaser.

Calculation.

•

In the event that the Actual EBIT FY 2011 is higher than the Estimated EBIT FY 2011 the Total Consideration will not be amended and the total Escrow Adjustment Amount will be released from the Escrow Account to the Seller pursuant to the terms and conditions of the Escrow Agreement.

•	In the event that the Actual EBIT FY 2011 is lower than the Estimated EBIT FY 2011 the Total Consideration will be decreased based on the following formula:

Estimated EBIT FY 2011 minus Actual EBIT FY 2011 = Deviation

Deviation multiplied by the Multiplier = the amount deducted from the Escrow Adjustment Amount (“Deduction Amount”)

The Deduction Amount will be deducted from the Escrow Adjustment Amount and such amount will be released from the Escrow Account to the Purchaser pursuant to the terms and conditions of the Escrow Agreement. Any amount of the Escrow Adjustment Amount remaining on the Escrow Account following the deduction of the Deduction Amount will be released from the Escrow Account to the Seller.

Escrow Adjustment Amount. Based on the provisions of this Agreement, the adjustment of the Total Consideration can be decreased by a maximum amount of EUR 1,000,000 (“Escrow Adjustment Amount”). Parties have agreed that this Escrow Adjustment Amount will be held in escrow on the Escrow Account.

The Purchaser and persons who are currently Related Parties of the Seller, who may continue to work following Closing for the benefit of the Purchaser, each represent and warrant that they will operate the business in the ordinary course and not take any actions directly intended to either accelerate income from future periods so that it is included in Actual EBIT FY 2011 or delay income that should have been included in Actual EBIT FY 2011 to future periods.

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ARTICLE 4 - CONDITIONS PRECEDENT

4.1	Conditions Precedent to the Obligations of Both Parties. The obligation of the Seller and the Purchaser to effect Closing is conditional upon fulfillment or waiver of the following conditions precedent (opschortende voorwaarden) (the “Conditions”):

(a)	No statute, regulation or decision which would prohibit, restrict or materially delay the sale and purchase of the Shares or the operations of the Group after Closing having been proposed, enacted or taken by any Governmental Instrumentality.

(b)	All Governmental Authorizations, required under any and all applicable laws for the sale and purchase of the Shares and to give effect to the transactions contemplated hereunder being obtained or made in respect of the transfer of the Shares on the terms set out in this Agreement (such approval to be upon such terms which are satisfactory to the Purchaser and the Seller in their reasonable discretion).

(c)	No order or injunction shall have been issued by any court of competent jurisdiction or any competent Governmental Instrumentality prohibiting Closing, or imposing material penalties or restrictions on either party if Closing is affected.

(d)	The Purchaser and the Seller having executed and closed the IP Purchase Agreement, which agreement will ensure a complete and effective transfer to the Purchaser of the ownership of all intellectual property rights, including but not limited to all copyrights (auteursrechten) to the software, held by Seller, Diginotar, Diginotar Notariaat and Diginotar Technologie B.V.

(e)	The key employees having agreed to enter into employment agreements with the relevant Company, which employment agreements will be as agreed by the Purchaser and substantially in a form as attached hereto as Schedule 4.1(e).

4.2	Conditions to the Obligations of the Purchaser. The obligation of the Purchaser to effect the Closing is conditional upon fulfillment or waiver of the following additional Conditions:

(a)	closing of a legal, tax, financial, actuarial and commercial pre-acquisition review over the business and records of each of the Companies and the results of such review being satisfactory to the Purchaser in its sole and absolute discretion;

(b)	the Warranties and the Seller’s Warranties remaining in all material respects true, accurate and not misleading at Closing as if repeated at Closing and the Seller having complied in all material respects with all of the obligations herein required to be performed by it prior to Closing;

(c)	the Board of Directors of Vasco Data Security International, Inc having given its approval to the transactions as contemplated in this Agreement and the documents governing such transactions;

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(d)	there shall be no material adverse effect on the condition (financial or otherwise), results of operations, assets, properties or prospects of the Company (“Material Adverse Effect”);

(e)	the Purchaser having received from Seller a written confirmation from the Seller’s and / or the Companies’ contracting parties that they shall not invoke the change of control provision as set out in their contract, which are listed in Schedule 4.2(e);

(f)	the Purchaser having received from Seller a written confirmation that any and all existing security interests relating to the shares and/or assets of the Companies, which are listed in Schedule 4.2(f), have been released and such release being satisfactory to the Purchaser in its sole and absolute discretion;

(g)	the Purchaser having received waivers of rights or consents to transfer obligations with regards to provisions of Material Contracts that may be affected by the execution of the Agreement or the consummation of the transactions contemplated thereby as set forth in Schedule 4.2(g);

(h)	the Purchaser having received from Seller the so-called VAR certificates delivered by the two (2) freelancers; being Messrs Lale and Steenbeeke, providing services to the Companies for the period from the start of their freelance services to the Companies in 2006 to date; and

(i)	the Seller having invoked the right to terminate (recht op ontbinding) the framework agreement entered into by the Seller and Alfa & Ariss (Raamwerkovereenkomst) regarding the acquisition of the entire issued and outstanding share capital of Alfa & Ariss by the Seller.

4.3	Notice. If the Seller becomes aware of a circumstance which will or may prevent the fulfillment of a Condition to its obligations to affect Closing, it will notify the Purchaser thereof in writing without delay. Each of the Parties will use its best efforts to ensure that each of the Conditions to the obligation of the other Party to effect Closing are satisfied on or prior to January 31, 2011.

4.4	Fulfillment Date. If any of the conditions to a Party’s obligation to effect Closing shall for reasons other than a breach by such Party of its obligations hereunder not be fulfilled on or before January 31, 2011 then such party may at its option and without prejudice to any of its other rights and claims (including, even if this Agreement is terminated, any right to payment of Damages), by notifying the other Party:

(a)	to the extent permitted by applicable law, waive the unfulfilled conditions; or

(b)	postpone Closing.

If any Party postpones Closing, this Agreement shall apply as if the postponed Closing were the original Closing, provided however that if Closing has not occurred by February 15, 2011, either Party may terminate this Agreement by written notice to the other Party unless the failure of Closing to occur by such date is the result of a breach by the former Party of its obligations hereunder.

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4.5	Effect of Termination. Without prejudice to Article 4.4, if either Party terminates this Agreement, this Agreement shall cease to have any effect except for Articles 12 (Restriction on Announcements), 13 (Confidential Information), 14.1 (Parties’ Costs), 14.2 (Notices) and 16 (Governing Law and Jurisdiction), which shall remain in full force and effect, and save in respect of claims for costs, damages, compensation or otherwise arising out of any breach of the terms of this Agreement.

ARTICLE 5 - CLOSING

5.1

Time and Place of Closing. Subject to the provisions of Article 4, Closing shall take place at the offices of Baker & McKenzie, Claude Debussylaan 54, 1082 MD Amsterdam, the Netherlands, on January 10, 2011 at 10 am or on the fifth (5th) Business Day following the date upon which all of the Conditions to the obligations of the Parties to effect Closing (other than any Condition requiring the delivery of a document at Closing) are satisfied or waived or at such other place and time as shall be mutually agreed between the Parties, where all (and not some only) of the events described in Schedules 5.2 and 5.3 shall occur.

5.2	Seller’s Closing Obligations. At Closing the Seller shall ensure that all the events described in Schedule 5.2 hereto are fulfilled.

5.3	Purchaser’s Closing Obligations. At Closing and following the satisfaction of Seller’s obligations as set out in Schedule 5.2, the Purchaser shall ensure that all the events described in Schedule 5.3 hereto are fulfilled.

5.4	Non-Compliance. If the Seller or the Purchaser fails to perform any action required by it set out in Schedule 5.2 and Schedule 5.3 hereto, the other Party may, at its option and without prejudice to any of its other rights and claims (including, if this Agreement is terminated, any right to payment of damages):

(a)	demand that the defaulting Party performs the relevant actions on a day and at a time to be determined by the non-defaulting Party; or

(b)	terminate this Agreement by written notice (without any liability towards the defaulting Party).

If either Party terminates this Agreement pursuant to this Article 5.4, Article 4.5 shall apply mutatis mutandis.

5.5	Post Closing. As soon as practically possible after Closing and in any event within fifteen (15) Business Days following the Closing Date, the Seller shall amend the articles of association of Seller and Diginotar Technologie B.V. in order to change these companies names, which shall no longer contain a reference to ‘Diginotar’. Seller warrants to the Purchaser that following the Closing Date it will refrain, and will cause Diginotar Technologie B.V. to refrain, from using the name or a reference to ‘Diginotar’.

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ARTICLE 6 - ACTIONS BEFORE CLOSING

6.1	Conduct of Business. Except as expressly contemplated by this Agreement, the Seller shall between the date hereof and the Closing Date cause the Companies to conduct their operations in the ordinary and usual course of business and consistent with past practice, and the Companies shall preserve their business organization, to keep available the services of their employees and to maintain satisfactory relationships with persons and entities having business dealings or business relationships with them. Without limiting the generality of the foregoing, and except as otherwise expressly provided in or contemplated by this Agreement, between the date hereof and Closing Date the Companies will not, without the prior written consent of the Purchaser:

(i)	amend their articles of association or other constitutional documents;

(ii)	issue, sell, or dispose of any shares in their capital, any options, warrants or rights of any kind to acquire any shares in their capital or any securities which are convertible into or exchangeable for any shares in their capital;

(iii)	split, combine or reclassify any shares in their capital, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any shares in their capital, or redeem or otherwise acquire any shares in their capital;

(iv)	create, incur, or guarantee long-term indebtedness for borrowed money or short-term indebtedness for borrowed money which in the aggregate exceeds EUR 10,000 or issue or sell any debt securities;

(v)	(i) adopt, enter into or amend any bonus, profit sharing, compensation, stock option, warrant, pension, retirement, deferred compensation, employment, severance, termination or other employee benefit plan, agreement or arrangement for the benefit or welfare of any director or employee or (ii) except as reasonably called for pursuant to formulas contained in existing employee Benefit Plans or arrangements or otherwise in the ordinary course of business and consistent with past practice (none of which shall be unreasonable or unusual), agree to any increase in the compensation payable or to become payable to any director or employee;

(vi)	purchase or otherwise acquire, by merger, consolidation, acquisition of securities or assets or otherwise, (i) any corporation, partnership, association or other business organization or division thereof or (ii) any assets or properties which would be material, in the aggregate, to the Companies;

(vii)	sell, lease, or otherwise dispose of any of their assets or properties which are material, in the aggregate, to the Companies, other than in the ordinary course of business;

(viii)	mortgage or encumber any of their assets or properties which are material, in the aggregate, to the Companies;

(ix)	make any capital expenditures or commitments for capital expenditures which, in the aggregate, exceed EUR 10,000;

(x)	pay or discharge any material claim or liability other than in the ordinary course of business or pursuant to binding contractual obligations of the Companies;

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(xi)	enter into any Material Contract other than in the ordinary course of business consistent with past practice or amend any Material Contract (as such term is defined in the Warranties Schedule);

(xii)	take any action which would cause any Warranty, as specified in Schedule 7.1, not to be true and correct as at Closing; or

(xiii)	agree, whether in writing or otherwise, to do any of the foregoing.

6.2	Acts Prior to Closing. If the fulfillment of Article 6.1 makes it necessary or desirable that the Seller or the Companies perform an act which may cause a breach of any of the Warranties, the Seller shall immediately notify the Purchaser thereof and refrain, and ensure that the Companies refrains, from performing that act without the Purchaser’s prior consent.

6.3	Reduction of Consideration. If, between the execution of this Agreement and Closing, any breach of any of the Warranties becomes apparent, occurs or threatens to occur as a result of an act of the Seller or the Companies as referred to in Article 6.2 or otherwise, the Seller shall immediately notify the Purchaser thereof, such notification to refer to the relevant Warranty and to include a complete and non-misleading statement of the true situation. In such event, the Purchaser may, without prejudice to any other rights and claims arising out of this Agreement or otherwise, reduce the Total Consideration by the amount which, if such breach had become apparent after Closing, the Seller would have had to pay to the Purchaser under Article 7, provided however that the Total Consideration cannot become a negative amount.

If, at the sole discretion of the Seller, the reduction of the Total Consideration is overcharged, the Seller shall have the option to terminate this Agreement. In such event, the Parties will enter into good faith negotiations on the reduction of the Total Consideration. If Seller following the aforementioned negotiations nonetheless wishes to terminate this Agreement pursuant to this Article 6.3, Article 4.5 shall apply mutatis mutandis.

ARTICLE 7 - REPRESENTATIONS AND WARRANTIES

7.1	Warranties. The Seller represents, warrants and undertakes (“verklaart, staat er voor in en garandeert”) to the Purchaser that each of the representations and warranties set forth in Schedule 7.1(a) (the “Warranties”) is at the date of this Agreement and at the Closing Date true, accurate and not misleading, save to the extent fully and fairly disclosed against in the Disclosure Letter, which letter is attached hereto as in Schedule 7.1(b).

7.2	Seller’s Warranties. The Seller represents and warrants that each of the representations and warranties set forth in Schedule 7.2 (the “Seller’s Warranties”) is at the date of this Agreement and at the Closing Date true, accurate and not misleading.

7.3	Purchaser’s Warranties. The Purchaser represents and warrants that each of the representations and warranties set forth in Schedule 7.3 (the “Purchaser’s Warranties”) is at the date of this Agreement and at the Closing Date true, accurate and not misleading.

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7.4	Remedies. In the event of a breach of any of the Warranties or the Seller Warranties, the Seller shall reimburse and hold harmless either the Purchaser or the Companies (at the option of the Purchaser) for all Damages suffered by the Purchaser or the Companies as a result of such breach, without prejudice to other statutory rights of the Purchaser, although subject to the provisions of Article 9.

ARTICLE 8 - INDEMNITY

8.1	Indemnity. Without prejudice to Article 7, the Seller shall indemnify and hold the Purchaser and the Companies harmless (schadeloos stellen) from any and all Damages arising out of or in connection with:

(a)	any and all liabilities of the Companies for Taxes attributable to tax periods ending on or before the Closing Date to the extent not reserved against in the Closing Accounts;

(b)	any and all liabilities of the Companies which is primarily a liability of the fiscal unity (fiscale eenheid), for either value added tax (omzetbelasting) or corporate income tax (vennootschapsbelasting), or members thereof, to which the Companies belonged prior to the Closing Date, for which the Companies could be held liable pursuant to the Dutch Tax Collection Act (Invorderingswet);

(c)	any and all liabilities of the Companies which is primarily the liability of any other person or company, for which the Companies could be held liable as a result of having entered into any agreement or arrangement on or before the date of this Agreement, including, but not limited to any liability pursuant to the Dutch Tax Collection Act (Invorderingswet);

(d)	any and all liabilities of the Companies with respect to any and all costs ensuing from the termination of any (written or verbal) agreements with the managers of Companies (Mr. A de Bos and Mr. Th.H.G.M. Batenburg and/or their respective holding companies Bosco Holding B.V. and Diba Iure B.V.) and/or any freelance/consultancy agreements;

(e)	any and all liabilities of the Companies following from claims of employees for entitlements to day’s holiday due to an incorrect registration or accounting of the accrued day’s holiday of the Company’s employees;

(f)	any and all liabilities of the Companies up to the Closing Date resulting from a claim for bonus entitlements of the employees of the Companies, based on historic accrued rights;

(g)	any and all liabilities of the Companies resulting from violations of the confidentiality clauses in the employment agreements of Mr. Hoogeland and Mr. Jak;

(h)	any and all liabilities of Diginotar resulting from the employment agreements, as in force on or prior to the Closing Date, which contain provisions which are considered to be contrary to the DCC;

(i)	any and all liabilities of the Companies resulting from the termination or amendment, which termination or amendment was not initiated by the Purchaser following the Closing Date, to the pension plan executed by the mandatory industry-wide pension fund for the notarial-practice industry (Stichting Bedrijfspensioenfonds voor medewerkers in het Notariaat);

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(j)	any and all liabilities of the Companies for the period up to and including the Closing Date in connection with increased pensions costs as a consequence of the fact that the mandatory industry-wide pension fund for the notarial-practice industry did not: (i) comply with the minimum funding ratio as required by Dutch law; and (ii) did reduce its accrued pension entitlements/rights as required by Dutch law and as indicated by the Dutch Central Bank;

(k)	any and all liabilities of Diginotar for any and all costs and damages in connection with the lease agreement entered into by Gelderse Poort I B.V. and Diginotar B.V., which relate to the time period prior to the Closing Date;

(l)	any and all liabilities of Diginotar for any and all costs and damages in connection with the litigation procedure between Diginotar B.V. and Bedrijvendatabank B.V.;

(m)	any and all liabilities of Diginotar for any and all costs and damages in connection with the wrongful withdrawals of certificates issued by Diginotar;

(n)	any and all liabilities of Diginotar Technologie B.V., Stichting Continuïteit Certificaten Diginotar and the Seller;

(o)	any and all liabilities of the Companies up to the Closing Date for the violation of any license agreement related to Software that is used by the Companies in the delivery of its products to its customers or used by employees of the Companies in the daily operation of the business;

(p)	any and all liabilities of the Companies resulting from any and all agreement which the Companies have entered into with their respective Affiliates or with other Related Parties, except for (i) agreements which have been set out in Schedule 3.2.2; and (ii) agreements entered into by the Companies on an arm’s length basis and in the normal line of business of the Companies with (in)direct shareholders of the Companies: (a) ToBeOrNottoBe B.V. (the lessor of the Companies’ office space); and (b) civil law notaries;

(q)	any other claim or liabilities assessed against the Companies that are not included in Working Capital as determined in accordance with Article 3.3.;

(r)	any and all liabilities and costs of the Companies resulting from a requalification by the Tax Authorities of Mr. Ramadhany’s (or a company related to Mr. Ramadhany) relationship with the Companies as an employment relationship;

(s)	the repayment of the outstanding loans to Mr. Miedema pursuant to the Notary Letter and the correction reflection of Mr. Miedema’s bank details in the Notary Letter;

(t)	any and all liabilities and costs of the Companies resulting from (the termination of and/or repayment of) the loan agreement entered into by De Lage Landen International B.V., Seller and Diginotar;

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(u)	any and all liabilities and costs of the Companies resulting from (i) non-compliance with the change of control provision in; and/or (ii) the termination of the license agreement with Adobe for other reasons than Adobe deeming the Purchaser not be to a trusted third party and / or the costs related to execution of a new license agreement with Adobe; and

(v)	any and all liabilities and costs of the Companies, including any payments for goodwill, resulting from (the termination of) the Material Contracts with the so-called Trusted Third Party Civil-Law Notaries, which contracts are considered a commercial agency relationship.

8.2	Article 8.1(v). The Parties covenant and agree that in relation to a contemplated termination by the Companies of the Material Contracts set out under Article 8.1(v), the Purchaser will enter into discussions with the Seller in order to discuss (the approach of) such termination. If so requested by the Purchaser, the Seller will provide the Purchaser with the required assistance regarding the termination of the Material Contracts. The Purchaser shall endeavor to minimize the payments to be made in relation to such termination. The Purchaser will not require the (prior) approval of the Seller for the termination of these Material Contracts.

ARTICLE 9 - CLAIM PROCEDURE

9.1	Claim Notice. For any individual claim or group of individual claims, which in the aggregate, exceed EUR 25,000, the Purchaser shall give the Seller written notice (the “Claim Notice”) of any facts and the circumstances giving rise to a claim or claims pursuant to this Agreement within thirty (30) days of the Purchaser becoming aware of the facts and circumstances giving rise to such claim. Such notice shall specify in reasonable detail the matter giving rise to the claim, the nature of the claim, the amount claimed and the section of the Agreement on which the claim is based. Any failure or delay on the part of the Purchaser to so notify the Seller shall not prejudice the Purchaser’s right to make a claim against the Seller, but shall reduce the Damages by the amount of the Damages attributable to such failure or delay.

9.2	Third Party Claim. If the claim relates to a claim or the commencement of an action or proceeding by a Third Party against any of Companies and/or the Purchaser, then the Seller shall have, upon request within sixty (60) days after receipt of the Claim Notice (but not in any event after the settlement or compromise of such claim), the right to defend, at its own expense and by its own counsel, any such matter involving the asserted liability of the Companies and/or the Purchaser; provided, that if the Companies and/or the Purchaser determines that there is a reasonable probability that a claim may materially and adversely affect it, it shall at its own discretion have the right to defend (with the participation of the Seller, if the Seller so elects), compromise or settle such claim or suit, provided further that the Seller has been reasonably informed of settlement negotiations.

9.3	Non-Third Party Claim. If the claim does not relate to a claim or the commencement of an action or proceeding by a Third Party, the Seller shall have sixty (60) days after receipt of the Claim Notice to object to the subject matter and the amount of the claim set forth in the Claim Notice by delivering written notice thereof to the Purchaser. If the Seller does not object within such sixty (60) day period, it shall be deemed to have conclusively agreed to indemnify the Purchaser for the matters set forth in the Claim Notice. If the Seller sends notice to the Purchaser objecting to the matters set forth in the Claim Notice, the Seller and the Purchaser shall use their best efforts to settle the claim. If the Seller and the Purchaser are unable to settle the claim, the matter shall be resolved in the manner set forth in Article 16 of this Agreement.

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9.4	Payment of Claims. Any valid Claim determined under this Article 9 will be paid from the Escrow Amount in accordance with the terms of the Escrow Agreement until such funds in Escrow are fully distributed after which valid Claims will be paid by the Seller.

9.5	Reduction of Consideration. If the Seller pays any sum to the Purchaser pursuant to a claim under this Agreement, such payment shall be treated, to the extent possible under the relevant law, as a partial reduction of the Total Consideration.

ARTICLE 10 - RESTRICTIONS ON SELLER

10.1	Restrictions. The Seller undertakes, and shall cause Diba Iure B.V., Bosco Holding B.V. and its subsidiaries (as defined in article 2:24a DCC) to undertake, except with the prior written consent of the Purchaser:

(a)	for the period of three (3) years after Closing they will not, within the Netherlands either on their own account or in conjunction with or on behalf of any person, firm or company carry on or be engaged, concerned or interested, directly or indirectly, whether as shareholder, director, employee, partner, agent or otherwise carry on the business of the Companies (other than as employee of a Company or a holder of not more than five (5) per cent of the issued shares or debentures of any company listed on a stock exchange);

(b)	for the period of three (3) years after Closing they shall not either on their own account or in conjunction with or on behalf of any other person, firm or company solicit or entice away or attempt to solicit or entice away from the Company, the custom of any person, firm, company or organization who shall at any time within the year preceding Closing have been a customer, identified prospective customer, representative, agent, or correspondent of any of the Companies or in the habit of dealing with any of the Companies; or enter into any contract for sale and purchase or accept business from any such person, firm, company or organization in a business area in which the Companies operate;

(c)	for the period of three (3) years after Closing they will not either on their own account or in conjunction with or on behalf of any other person, firm or company employ, solicit, entice away or attempt to employ, solicit or entice away from any of the Companies any person who at Closing is, or at the date of, or within the year preceding such employment, solicitation, enticement or attempt shall have been a manager, consultant or employee of any of the Companies whether or not such person would commit a breach of contract by reason of leaving such employment.

10.2	Dutch legal advice. Diba Iure B.V. and / or Mr. Th.H.G.M. Batenburg, will be permitted to provide legal advice (juridisch advies) to Third Parties, such legal advice may not compete with or be harmful to the business of the Companies.

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10.3	Continued Effectiveness. While the restrictions contained in this Article 10 are considered by the Parties to be reasonable in all the circumstances, it is recognized that restrictions of this nature may fail for technical reasons and accordingly it is agreed by the Parties that if any of the restrictions set out in this Article 10 shall be determined by a court of law with proper jurisdiction to be void or voidable, but would be valid if part of the wording thereof were deleted or the relevant time periods were reduced or the range of activities or geographical area were reduced in scope, the said restriction would be enforceable then such modifications as may be necessary to make it valid and effective should be applied to this Article 10.

10.4	Non-compliance. If the Seller, Diba Iure B.V., Bosco Holding B.V. and / or its subsidiaries fails to comply with Article 10.1, the Seller shall, without any demand or other prior notice, pay to the Purchaser a penalty payment of EUR 100,000 to be increased by a penalty payment of EUR 10,000 a day. The daily penalty payment shall become payable with effect from the day following commencement of the failure to comply, up to and including the day on which such non-compliance ends. The Purchaser shall be entitled to the penalty payment without prejudice to all other rights or claims, including any claim for specific performance of Article 10.1 and any right to payment of damages in addition to the penalty payment.

ARTICLE 11 - ACCESS TO INFORMATION

11.1	Access. As from the date of this Agreement the Seller shall procure that the Purchaser and any persons authorized by it will be given all such information relating to the Companies and such access to the premises and all books, records, accounts and other documentation of the Companies as the Purchaser may reasonably request and be permitted to take copies of any such books, records, accounts and other documentation and that the employees of the Companies shall be instructed to promptly make available all such information and explanations to any such persons as aforesaid as may be reasonably requested by it or them.

11.2	Return of documents. In the event that this Agreement terminates or otherwise ceases to have effect, the Purchaser undertakes to release to the Seller all information and documents concerning the Companies which have been provided to the Purchaser in connection with this Agreement and also undertakes not to use any such information gained by it to further itself in its business or to the detriment of the Companies, unless such information had already been known to the Purchaser or had become or subsequently becomes publicly available otherwise than by reason of any act or default of the Purchaser, its advisers or employees.

ARTICLE 12 - RESTRICTION ON ANNOUNCEMENTS

12.1	Public Announcements. Each of the Parties hereto undertake that prior to Closing and thereafter it shall not (save as required by law, the U.S. Securities and Exchange Commission rules, and other applicable regulations in the countries in which the Parties or their Affiliates operate) make any announcement in connection with this Agreement, unless the other Party hereto shall have given its written consent to such announcement (which consent may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions). Notwithstanding the above, the Parties acknowledge that the parent company of the Purchaser will be required to disclose certain details of the Agreement pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934 by filing Form 8-K with the U.S. Securities and Exchange Commission within four (4) Business Days following the execution of this Agreement and agree that the content of that filing will include all information required to comply with the rules of the U.S. Securities and Exchange Commission as determined by Purchaser in its sole discretion. Similarly, additional disclosures of the transaction will be required to be made in subsequent filings with the U.S. Securities and Exchange Commission.

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ARTICLE 13 - CONFIDENTIAL INFORMATION

13.1	Non-disclosure. The Parties undertake that they shall treat as strictly confidential all Confidential Information received or obtained by them or their employees, agents or advisers as a result of entering into or performing this Agreement including information relating to the provisions of this Agreement, the negotiations leading up to this Agreement, the subject matter of this Agreement or the business or affairs of each of the Parties or any member of their respective groups and subject to the provisions of Article 13.2 that they will not at any time following the date of this Agreement make use of or disclose or divulge to any person any such Confidential Information and shall use their best endeavors to prevent the publication or disclosure of any such information by any other person.

13.2	Exceptions. The restrictions contained in Article 13.1 shall not apply so as to prevent the Parties from making any disclosure required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the relevant Party is subject or from making any disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this Article shall apply to and the Parties shall procure that they apply to, and are observed in relation to, the use or disclosure by such professional adviser of the information provided to such adviser) nor shall the restrictions apply in respect of any information which comes into the public domain otherwise than by a breach of this Article 13 by either Party.

ARTICLE 14 - MISCELLANEOUS

14.1	Parties’ Costs. Each Party to this Agreement shall pay its own costs and disbursements relating and incidental to this Agreement and the sale and purchase of the Shares, provided that all costs associated with the Notarial Transfer Deed shall be borne by the Purchaser. The Companies shall not pay any fees or other costs of outside advisors in connection with the transactions contemplated by this Agreement.

14.2	Waiver. No failure or delay by the Purchaser or the Seller in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by the Purchaser or the Seller of any breach by the other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision of this Agreement.

14.3	Assignment. This Agreement shall be assignable only by the Purchaser or the Seller following a written consent from the other Party, which consent will not unreasonably be withheld.

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14.4	Entire Agreement. This Agreement (together with any documents referred to herein or executed contemporaneously or at Closing by the Parties in connection herewith) constitutes the whole agreement between the Parties and supersedes any previous agreements or arrangements between them relating to the subject matter of this Agreement and it is agreed by the Parties that no variations of this Agreement shall be effective unless made in writing and executed by each of the Parties.

14.5	Continuity of obligations. All the provisions of this Agreement shall remain in full force and effect notwithstanding Closing (except insofar as they set out obligations that have been fully performed at Closing).

14.6	Severability. If any provision or part of a provision of this Agreement shall be, or be found by any authority or court of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Agreement, all of which shall remain in full force and effect.

14.7	Further acts. Upon and after Closing the Seller shall do and execute or cause to be done and executed all such further acts, deeds, documents and things as may be necessary to give effect to the terms of this Agreement.

14.8	Interpretation. This Agreement shall constitute an allocation of risks between the Parties. The Parties deem the security they may derive from the provisions of this Agreement essential.

14.9	Seller Guarantees. Prior to Closing, the Seller has assumed, or procured the release as of the Closing Date of, or procured the release of the Companies under, all guarantees and other securities of any kind issued to secure obligations of the Seller (the “Seller’s Guarantees”) that the Companies have executed or assumed or to which they are subject. The Seller hereby indemnifies and holds harmless (schadeloos stellen en vrijwaren) the Purchaser and the Companies from any and all loss or expense arising directly or indirectly or in connection with any Seller’s Guarantees after the Closing Date.

14.10	Name and Logo Changes. At the Purchaser’s request, the Seller shall procure that any trademarks, trade names, service names, service marks, logos, designs or internet domain names owned by the Seller that include, amongst others, the designation “Diginotar”, “DiginotarNotariaat”, “Internotar”, “Notarkey”, “Notarsafe”, “TTP Notar”, “Notartrust”, “Diginea”, “DigiFactuur”, “PASS”, “Docproof”, “Notar-IT”, “Webvalid”, “MailWitness”, “MailProof”, “EazyID”, “EasyID” and “SIM-ID” or combinations of designations (collectively, the “Marks”), are transferred to the Purchaser for no consideration.

14.11	Counterparts. This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original but all the counterparts shall together constitute one and the same document.

14.12	Amendment. Any amendment to this Agreement must be made in writing and must be signed by all Parties.

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14.13	Civil Law Notary. The Parties are aware of the fact that the Civil Law Notary works with Baker & McKenzie, the firm that advises the Purchaser in this transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organization (Koninklijke Notariële Beroepsorganisatie), the Parties hereby explicitly agree (i) that the Civil Law Notary shall execute any notarial deeds related to this Agreement and (ii) that the Purchaser is assisted and represented by Baker & McKenzie in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.

14.14	Covenant. The Seller covenants and agrees with the Purchaser to negotiate on behalf of Diginotar a written sublease agreement with Mrs. mr. E.A.L. Gombert – den Boer regarding the sublease of the room on the third floor of the property leased by the Diginotar. The Purchaser will be required to provide its prior approval to the terms and conditions of the sublease agreement. The verbally agreed terms and conditions as set out in the Disclosure Letter will be reflected in the sublease agreement.

ARTICLE 15 - NOTICES

15.1	Notices. Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant Party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other Parties):

To the Purchaser:	Vasco Data Security International GmbH
	World-Wide Business Center
	Balz-Zimmermannstrasse 7
	8152 Glattbrugg
	Switzerland
	Facsimile No: +41 (0)43 555 35 01
	Attention: Managing Officer

To the Seller:	1.	Diginotar Holding B.V.
		Vondellaan 8
		1942LJ Beverwijk
		Facsimile No: +31(0) 251 268 800
		Attention: Managing Director

	2.	Mr. Th. H.G.M. Batenburg
		Prinsengracht
		150 hs 1015 EB Amsterdam

Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address (in case of Seller to both addresses); and (b) if given or made by fax, when dispatched, if available.

ARTICLE 16 - GOVERNING LAW AND JURISDICTION

16.1	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of The Netherlands.

16.2	Jurisdiction. All disputes arising in connection with this Agreement, or further agreements or contracts resulting from such further agreements or contracts, shall be submitted to the competent court in Amsterdam (subject to appeal as provided by law).

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16.3	Connecting agreements. Articles 16.1 and 16.2 shall also apply to disputes arising in connection with agreements that are connected to this Agreement, unless the relevant agreement expressly states otherwise.

[Remainder of this page is intentionally left blank. Signature page to follow.]

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IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Purchaser:

/s/ Clifford K. Bown

Vasco Data Security International GmbH

By: Mr. Clifford K. Bown

Title: Managing Officer

Seller:

/s/ Th. H.G.M Batenburg	/s/ A. deBos

DigiNotar Holding B.V.	DigiNotar Holding B.V.

By: DIBA Iure B.V.	By: Bosco Holding B.V.

By: Mr. Th. H. G.M. Batenburg	By: Mr. A. de Bos

Title: Managing Director	Title: Managing Director

Diginotar B.V.:

/s/ Th. H. G.M. Batenburg	/s/ A. deBos

By: DIBA Iure B.V.	By: Bosco Holding B.V.

By: Mr. Th. H. G.M. Batenburg	By: Mr. A. de Bos

Title: Managing Director	Title: Managing Director

Diginotar Notariaat B.V.:

/s/ Th. H. G.M. Batenburg

By: DIBA Iure B.V.

By: Mr. Th. H. G.M. Batenburg

Title: Managing Director

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SCHEDULE 1.1

DEFINITIONS

“2011 Review Period”	Has the meaning ascribed to it in Article 3.5;

“Accounts”	Has the meaning ascribed to it in Section 3(a) of the Warranties Schedule;

“Accounts FY 2011”	Has the meaning ascribed to it in Article 3.5;

“Actual EBIT FY 2011”	Has the meaning ascribed to it in Article 3.5;

“Affiliate”	Means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For the purposes of this definition with respect to any natural person “Affiliate” means (x) the spouse of such natural person, (y) any other natural person related to such first-mentioned natural person, or such first-mentioned natural person’s spouse or registered partner, by blood or marriage in the third degree or closer;

“Agreement”	Means this share sale and purchase agreement, including all schedules and annexes thereto;

“Balance Sheet”	Has the means ascribed to it in Section 3(a) of the Warranties Schedule;

“Balance Sheet Date”	Has the meaning ascribed to it in Section 3(a) of the Warranties Schedule;

“Benefit Plans”	Has the meaning ascribed to it in Section 12(w) of the Warranties Schedule;

“Business Day”	Means any day on which the banks are not required or authorized to be closed for business in the Netherlands, excluding Saturdays and Sundays;

“Claim Notice”	Has the meaning ascribed to it in Article 9.1;

“Closing”	Means completion of the transfer of the Shares as specified in Article 5;

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“Closing Accounts”	Means the accounts of the Companies prepared by the Independent Accountant as per the Closing Date;

“Closing Date”	Means the date on which the Closing occurs;

“Company” or “Companies”	Has the meaning ascribed to it in the Recitals;

“Company Property”	Has the meaning ascribed to it in Section 6(a) of the Warranties Schedule;

“Confidential Information”	Shall have the same meaning as the definition of “Confidential Information” as set out in the Non-Disclosure Agreement;

“Control”

Person or Persons (each a “controller”) shall be taken to have Control of another Person (“the controlled person”) if one or more of the controllers, whether by law or in fact has, or is entitled to acquire, the right or the power to secure whether directly or indirectly, that the controlled person’s affairs are conducted in accordance with the wishes of the controller and in particular, but without prejudice to the generality of the foregoing, if one or more of the controllers holds:

(i)      the greater part of the share capital of the controlled person or of the voting rights attaching to the controlled person’s shares; or

(ii)     the power to control the composition of any board of directors or governing body of the controlled person;

For the purposes of the foregoing and without limitation there shall be attributed to any controller:

(i)      any rights or powers which another Person possesses on his behalf or is or may be required to exercise on his direction or behalf; and

(ii)     all rights and powers of any body corporate of which any controller alone or together with another or other controllers has control or of any two or more such bodies corporate;

“Damages”	Has the meaning defined in Articles 6:95 and 6:96 of the DCC, including in the event of a breach of the Warranties, the cash amount necessary to put the Purchaser (or at the option of Purchaser, the Company) in a position similar to the position the Purchaser or such Group Company would have been in without the relevant breach;

“DCC”	Means the Dutch Civil Code;

“Deduction Amount”	Has the meaning ascribed to it in Article 3.5;

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“Disclosure Letter”	Is the letter attached to this Agreement as Schedule 7.1(b);

“Disputed Matters”	Has the meaning ascribed to it in Article 3.3;

“Disputed Matters 2011”	Has the meaning ascribed to it in Article 3.5;

“Documentation”	Has the meaning ascribed to it in Section 8(a) of the Warranties Schedule;

“Effective Date”	January 1, 2011;

“Encumbrance”	Means any mortgage, assignment of receivables, debenture, lien, charge, restriction, pledge, claim, title retention, right to acquire, (security) interest, conversion right, option, right or pre-emption or right of first refusal, usufruct (vruchtgebruik), third party right or interest, limited right (beperkt recht) or any other encumbrance, attachment (beslag) or (security) interest or any other type of preferential arrangement having similar effect;

“Environmental Laws”	means all laws (including all DCC articles relating to tortuous liability), statutes, directives, regulations, notices, decrees or orders whether of the European Community, the local country, a province, a water board or a municipality, relating to pollution, contamination, damage to third parties as a result of such pollution or contamination, and/or protection of the environment or to the storage, labelling, handling, release, treatment, manufacture, processing, deposit, transportation or disposal of substances including waste, including without limitation occupational health and safety matters;

“Escrow Adjustment Amount”	Has the meaning ascribed to it in Article 3.5;

“Escrow Agent”	Means the civil law notary J.C.C. Paans or any other civil law notary of Baker & McKenzie Amsterdam N.V.;

“Escrow Agreement”	Means the agreement to be entered into between the Seller, the Purchaser and the Escrow Agent regarding the Escrow Amount, which agreement will be substantially in the form as attached hereto as Schedule 3.2.1 (b);

“Escrow Amount”	Means EUR 2,250,000;

“Estimated EBIT FY 2011”	Has the meaning as described in Article 3.5;

“EUR”	Means Euro, the lawful currency of certain participating States members of the European Union;

“Funds Flow Letter”	Means the letter entered into by the Purchaser, the Seller and the Notary setting out the flow of the Initial Consideration and the Escrow Amount, which letter will be attached to this Agreement as Schedule 5.2(b)(i);

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“Government Authorizations”	Means all authorizations, consents, decrees, permits, waivers, privileges, approvals from and filings with all Governmental Instrumentalities necessary for the transactions contemplated by this Agreement;

“Governmental Instrumentality”	Means, in relation to any country, the government of that country and any ministry, department, political subdivision, instrumentality, agency, corporation or commission under the direct or indirect control of such government;

“Initial Consideration”	Has the meaning as described in Article 3.1;

“Independent Accountant”	Means either Deloitte Accountants B.V. or such other firm that is (i) an independent firm of chartered accountants of international repute agreed between the Purchaser and the Seller; or (ii) in the absence of agreement as to the identity of such independent firm within five (5) Business Days of either party notifying the other of its wish to appoint an independent firm, a specific member of an independent firm of chartered accountants to be nominated on the application of either party by the President for the time being of the Royal Dutch Institute of Accountants (“Koninklijk Nederlands Instituut van Registeraccountants”);

“Insurance Policies”	Has the meaning ascribed to it in Section 11(a) of the Warranties Schedule;

“IP Purchase Agreement”	Means the purchase agreement attached to this Agreement as Schedule E;

“IP Rights”	Has the meaning ascribed to it in Section 16(a) of the Warranties Schedule;

“IT System”	Has the meaning ascribed to it in Section 7(a) of the Warranties Schedule;

“Know How”	Has the meaning ascribed to it in Section 16(a) of the Warranties Schedule;

“Licensed Rights”	Has the meaning ascribed to it in Section 16(a) of the Warranties Schedule;

“Marks”	Has the meaning ascribed to it in Article 14.11;

“Material Adverse Effect”	Has the meaning ascribed to it in Article 4.2(d);

“Material Contracts”	Has the meaning ascribed to it in Section 8(a) of the Warranties Schedule;

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“Multiplier”	4;

“Non – Disclosure Agreement”	Means the executed mutual non-disclosure agreement attached to this Agreement as Schedule C;

“Non-Registered IP Rights”	Has the meaning ascribed to it in Section 16(a) of the Warranties Schedule;

“Notarial Deed of Deposit”	Means the notarial deed executed by the Notary authorized in the Netherlands pursuant to which two (2) DVD’s containing the source code of Project Parelsnoer will be deposited with the Notary, which deed will be attached to this Agreement as Schedule 5.2(b)(ii);

“Notarial Transfer Deed”	Means the notarial deed executed by the Notary authorized in the Netherlands pursuant to which the Shares are transferred which deed will be attached to this Agreement as Schedule 5.2(b)(iii);

“Notary”	Means the civil law notary J.C.C. Paans or any other civil law notary of Baker & McKenzie Amsterdam N.V., or any of their deputies;

“Notary Account”	Means the notary account (Kwaliteitsrekening Notariaat) of Baker & McKenzie Amsterdam N.V., with ABN AMRO Bank, account number: 54.31.72.201;

“Notice of Dispute”	Has the meaning ascribed to it in Article 3.3;

“Notice of Dispute 2011”	Has the meaning ascribed to it in Article 3.5;

“Party”	Means any Party in this Agreement;

“Permits”	Has the meaning ascribed to it in Section 10(a) of the Warranties Schedule;

“Person”	Means any legal entity, firm, corporation, partnership or other business or legal person, as well as any natural person;

“Purchaser”	Has the meaning ascribed to it on page 2;

“Purchaser’s Warranties”	Has the meaning ascribed to it in Article 7.3 and are set out in Schedule 7.3 to this Agreement;

“Real Property Leased”	Has the meaning ascribed to it in Section 5(j) of the Warranties Schedule;

“Recitals”	Means the recitals of this Agreement;

“Registered IP Rights”	Has the meaning ascribed to it in Section 16(a) of the Warranties Schedule;

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“Related Party”	Managing director or employee of any Company, or an Affiliate of the Seller, Company, managing director or employee;

“Review Period”	Has the meaning ascribed to it in Article 3.3;

“Seller”	Has the meaning ascribed to it on page 1;

“Seller’s Guarantees”	Has the meaning ascribed to it in Article 14.9;

“Seller’s Warranties”	Has the meaning ascribed to it in Article 7.2;

“Separable Custom-made Software”	Has the meaning ascribed to it in Section 7(a) of the Warranties Schedule;

“Shares”	Has the meaning ascribed to in the Recitals;

“Software”	Has the meaning ascribed to it in Section 7(a) of the Warranties Schedule;

“Source Code”	Has the meaning ascribed to it in Section 7(a) of the Warranties Schedule;

“Tax” or “Taxation”	means (i) all taxes, social security charges, contributions, duties, and other levies of whatever nature, separately or jointly due to, payable to, levied by, imposed upon by, claimed to be owed to, awarded by or held responsible for by any supranational, national, federal, state, provincial, municipal, local, foreign or other authority having the power to tax, including but not limited to corporate income tax, such tax taken to include surtax, wage tax, value added tax (“VAT”), social security contributions and employee social security contributions, income tax, tax on profits, tax on gross receipts, license tax, payroll tax, employment tax, customs and excise duties, tax on severance payments, stamp duty, occupation levies, premium tax, windfall profits tax, environmental taxes and duties, capital tax and other legal transaction taxes, franchise tax, withholding tax, tax on disability or unemployment payments, real property tax, personal property tax, sales tax, tax based on use, transfer tax, registration tax, municipal tax, estimated or preliminary tax, or any other tax of any kind whatsoever, including any interest, penalties, or other additions thereto, whether disputed or not, and (ii) any liability for the payment of any amount of the type described under (i) as a result of being a member of an affiliated, combined, consolidated or unitary group or any contractual liability, due, or claimed by any Tax Authority to be due, from or with respect to it (whether or not shown on any Tax Return);

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“Tax Audit”	Has the meaning ascribed to it in Section 13(g) of the Warranties Schedule;

“Tax Authority”	Has the meaning ascribed to it in Section 13(f) of the Warranties Schedule;

“Tax Returns”	Has the meaning ascribed to it in Section 13(a) of the Warranties Schedule;

“Third Party”	Means any person who is not a Party;

“Total Consideration”	Has the meaning as set out in Article 3.1;

“US GAAP”	Means the generally accepted accounting principles of the United States of America;

“VAT”	Value added tax;

“VAT legislation”	Has the meaning ascribed to it in Section 13(q) of the Warranties Schedule;

“Warranties”	Has the meaning ascribed to it in Article 7.1;

“Warranties Schedule”	Means Schedule 7.1 to the Agreement; and

“Working Capital Ratio”	Has the meaning ascribed to it in Article 3.2.2.

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SCHEDULE 4.2 (E)

LIST OF CONTRACTS ENTERED INTO BY THE COMPANIES WHICH CONTAIN A

CHANGE OF CONTROL PROVISION

Seller is required to obtain confirmation from the Seller’s and / or the Companies’ contracting parties that the contracting parties will not invoke the change of control provisions as set out in the relevant agreements:

1	Change of control provision as set out in the loan agreement entered into by De Lage Landen International B.V., Seller and Diginotar; and

2	Change of control provision as set out in the agreement concluded between Diginotar B.V. and Adobe.

Purchaser has waived the requirement to obtain a confirmation from the abovementioned contracting parties that they will not invoke the change of control provisions as set out in the relevant agreements prior to the Closing Date.

Immediately following the Closing Date, Purchaser and Seller will in a joint effort attempt to obtain a confirmation from the abovementioned contracting parties that they will not invoke the relevant change of control provisions.

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SCHEDULE 5.2

SELLER’S CLOSING OBLIGATIONS

At Closing, the Seller shall:

(a)	deliver or cause to be delivered to the Purchaser:

(i)	evidence satisfactory to the Purchaser of the satisfaction of the Conditions to Purchaser’s obligation to effect the Closing, which will include amongst others written evidence of the release of the encumbered assets of the Companies and the Shares and waivers of rights with regards to provisions of Material Contracts that may be affected by the execution of the Agreement or the consummation of the transactions contemplated thereby;

(ii)	the original shareholders registers of the Companies;

(iii)	the resignation letters of the current managing directors of the Companies effective immediately following the Closing as attached hereto as Schedule 5.2(a)(iii);

(b)	execute:

(i)	the Funds Flow Letter in the form attached hereto as Schedule 5.2(b)(i);

(ii)	the Notarial Deed of Deposit in the form attached hereto as Schedule 5.2(b)(ii);

(iii)	the Notarial Transfer Deed in the form attached hereto as Schedule 5.2(b)(iii);

(iv)	the Escrow Agreement;

(c)	cause:

(i)	the Companies to execute the Notarial Transfer Deed (acknowledging the transfer of the Shares);

(ii)	the Escrow Agent to execute the Escrow Agreement;

(d)	authorize the Notary to make the relevant entries in the shareholders’ register of the Companies and necessary changes with the Trade Register of the Chamber of Commerce.

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As soon as practically possible after Closing and in any event within fifteen (15) Business Days following the Closing, the Seller shall:

(a)	amend the articles of association of Seller and Diginotar Technologie B.V. in order to change these companies names, which shall no longer contain a reference to ‘Diginotar’; and

(b)	provide proof of the amendment of the articles of association to the Purchaser.

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SCHEDULE 5.3

PURCHASER’S CLOSING OBLIGATIONS

At Closing, the Purchaser shall:

(a)	execute:

(i)	the Funds Flow Letter thus instructing the Notary to transfer the Initial Consideration and the Escrow Amount in accordance with the Funds Flow Letter pursuant to the execution of the Notarial Transfer Deed;

(ii)	Notarial Deed of Deposit;

(iii)	the Notarial Transfer Deed;

(iv)	the Escrow Agreement;

(b)	cause the Escrow Agent to execute the Escrow Agreement;

(c)	appoint Messrs Bown, Hunt and Valcke as the managing director of the Companies, authorised to jointly represent the Companies, effective immediately following the Closing pursuant to a shareholder resolution; and

(d)	cause the current management board of Stichting Continuïteit Certificaten DigiNotar to (i) appoint Messrs Bown, Hunt and Valcke as the managing directors of the Stichting Continuïteit Certificaten DigiNotar and (ii) dismiss Messrs Batenburg and de Bos as the managing directors of the Stichting Continuïteit Certificaten DigiNotar;

(e)	authorize the Notary to make necessary changes with the Trade Register of the Chamber of Commerce.

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SCHEDULE 7.1 (A)

WARRANTIES

Unless expressly provided herein to the contrary, the Warranties apply to each of the Companies and any reference to Company will be deemed a reference to each of the Companies.

All words and expressions defined in the Agreement shall, unless the context otherwise requires or unless otherwise expressly indicated, have the same respective meanings herein.

Seller represents and warrants to Purchaser that:

1	ORGANIZATION

Company

(a)	The Company has been duly incorporated and validly exists under the laws of the jurisdiction of its incorporation.

(b)	No proposal has been made or resolution adopted, or judicial decision has been taken to dissolve or liquidate the Company.

(c)	In relation to the Company no proposal has been made or resolution adopted for a statutory merger (juridische fusie) or division (splitsing), or a similar arrangement.

(d)	The Company has not (i) been declared bankrupt (failliet verklaard) or (ii) been granted a temporary or definitive moratorium of payments (surséance van betaling) or (iii) been made subject to any insolvency or reorganisation proceedings or (iv) been involved in negotiations with any of its creditors or taken any other step with a view to the readjustment or rescheduling of all or part of its debts or (v) stopped, suspended, threatened to stop or suspend payments to its creditors, nor has, to the best knowledge of Seller, any third party applied for a declaration of bankruptcy or any such similar arrangement for the Company.

(e)	No attachment (beslag) has been made on any of the assets of the Company.

(f)	The Company is not a party to any, joint venture, consortium or partnership (v.o.f., c.v., maatschap) or equivalent.

(g)	The Company is not a member of any association (including but not limited to cooperatives and mutual insurance societies), trade association, society or other group and no such body has any influence over the business of the Company as now carried on.

Corporate Governance

(h)	No resolution has been adopted by any corporate body of the Company which has not been fully implemented.

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(i)	The current articles of association of the Company read in conformity with the copy thereof attached hereto as Annex 1(i).

(j)	The Company meets all registration requirements under applicable law and evidence thereof (where available in the form of extracts) is attached hereto as Annex 1(j). Said evidence correctly and completely reflects the particulars of the Company as required to be registered under applicable law.

(k)	The Company has no directors (bestuurders) or proxyholders (procuratiehouders) or their equivalents under any jurisdiction other than the Netherlands, other than the persons named on the document(s) referred to in the previous paragraph.

(l)	The Company has not granted powers of attorney to any third party authorising such third party to represent it for any special purpose.

(m)	The Company has properly kept record of all meetings of shareholders and, managing directors and the minutes and written recordings of these meetings fully and correctly reflect the matters which have been dealt with during those meetings.

2	CAPITALIZATION

Shares

(a)	The shareholders register (aandeelhoudersregister) of the Company correctly and completely reflects the current and former shareholdings of the Company and all particulars required to be entered in such register.

(b)	Seller has full right and title to the Shares.

(c)	There are no grounds on the basis whereof any issue of the shares of the Company may be invalidated.

(d)	The shares of the Company are fully paid-up and are free and clear of any Encumbrances.

(e)	No depositary receipts (certificaten) have been issued for any of the shares in the Company.

(f)	The Company has not purchased, redeemed or repaid any share capital or given any financial assistance in connection with any such acquisition of share capital or issuance or sale of shares.

(g)	The Company is not, and has not agreed to become, the holder or beneficial owner of any class of any shares, debentures or other securities of any legal entity anywhere in the world.

Third party and other rights

(h)	The Company has not issued any profit sharing certificates (“instbewijzen) or granted any other rights to share in its profits (winstrechten), nor granted any other rights to third parties (including but not limited to its employees) entitling such third parties to share in its profits.

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(i)	Apart from the obligations resulting from the Agreement, there are no obligations with respect to any of the shares of the Company, such as trust, shareholders’, or voting agreements or agreements restricting the transfer of such shares (other than those set forth in the articles of association of the Company).

Dividends and distributions

(j)	The right to receive dividends or distributions of any kind (whether payable now or in the future) on the shares of the Company has not been disposed of or restricted.

3	ACCOUNTS

Accounts

(a)	The Seller has provided Purchaser with true and complete copies of the audited financial consolidated statements of the Companies, which will include the auditor’s report and the audited statutory report for the fiscal years ended on December 31, 2007, 2008 and 2009, consisting of balance sheets for the Companies as of each of such dates and income statements for the Companies for the fiscal years then ended, which are attached hereto as Annex3(a) (the “Accounts”).

The Seller will provide to Purchaser within twenty (20) Business Days following Closing Date the unaudited balance sheet of the Companies as of December 31, 2010 (“Balance Sheet”) and the date of the Balance Sheet is referred to herein as the “Balance Sheet Date”.

(b)	The Accounts were prepared in accordance with Dutch GAAP applied on a basis consistent with that applied with respect to the preceding three (3) financial years of the Companies.

(c)	The Accounts provide a true and fair view of the financial position and of the results of operations of the Companies.

(d)	The Accounts include all adjustments (including all normal recurring accruals for unusual or non-recurring items) necessary for the fair presentation of the information set forth therein, and no adjustments or restatements are or will be necessary in respect of any items of an unusual or non-recurring nature, except as expressly specified in the Accounts.

(e)	The explanatory notes to the Accounts include all major financial obligations under long-term contracts which have not been provided for in the Balance Sheet.

(f)	The Balance Sheet shows that the Companies have no debts, except for the debts that are set out in the Funds Flow Letter.

(g)	The Companies owned all the assets included in the Accounts.

(h)	The assets owned by the Companies and the assets acquired by the Purchaser pursuant to the IP Purchase Agreement include all rights, properties, assets, facilities and services necessary or desirable for the carrying on of the business of the Companies in the manner in which it is currently carried on and thereafter.

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Bookkeeping

(i)	The Company has kept its books in accordance with the applicable statutory requirements.

(j)	The administration and bookkeeping of the Company is accurate and complete, has been maintained properly and is capable of providing adequate detailed information as to the Company’s financial position at any time.

(k)	There has been no change in the Company’s method of accounting or keeping of its books of account or accounting practices for the three (3) year period ended on the Balance Sheet Date.

(l)	The Company has at all times complied with its obligation to publish its annual accounts.

(m)	The Company has not files any declaration pursuant to article 2:403 DCC or withdrawn any such declaration with the three (3) year period preceding the Closing Date.

Accounts receivable

(n)	All accounts receivable of the Company existing on the Balance Sheet Date or arisen since then represent receivables (a) which can be collected from the debtors involved within a time period of three (3) months from their due date without assistance by any third party being required and without any loss on collection, or (b) in respect of which a loss on collection has been adequately insured, or (c) for which an adequate provision has been made in the Accounts.

4	ABSENCE OF CERTAIN CHANGES OR EVENTS

(a)	Since the date of this Agreement up to and including the Closing Date, there have been no changes in the financial position of the Company, which have adversely affected or may adversely affect its net asset value or in general its business or properties.

(b)	To the Seller’s best knowledge, there have been no and there will be no adverse change in the business prospects or expectations of the Companies as compared to the five year financial projections FY 2010 through FY 2014, which projections were provided to Purchaser by the Seller in the document “Forecast Stand Alone”, which document is attached hereto as Annex 4(b).

5	REAL PROPERTY

Real Property Leased

(a)	Annex 5(a) sets forth an accurate, correct and complete list of each plot of real property (i) leased to or committed to be leased to the Company or (ii) leased by or committed to be leased by the Company (“Real Property Leased”).

(b)	Seller has delivered to Purchaser accurate and complete copies of all existing agreements relating to the Real Property Leased (including, bank guarantees posted as security, appraisal reports, environmental audits and similar reports).

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(c)	No other agreements, whether verbal or in writing, pertaining to the Real Property Leased exist with the counterparty to such agreements and no obligations have been assumed by the Company other than those which appear from these lease agreements.

(d)	All lease agreements with respect to the Real Property Leased are valid and effective in accordance with their respective terms, and to the best of Seller’s knowledge there is not, under any of such leases, any existing default or event which, with notice or lapse of time or both, would become a default.

(e)	There are no rent disputes pending or, to the best of Seller’s knowledge, threatened with respect to the Real Property Leased.

(f)	To the best of Seller’s knowledge no circumstance has arisen whereby the rental is likely to be increased.

(g)	None of the Real Property Leased has been leased to any person other than the Company and no other right of (sub-)lease, use or enjoyment of any of the Real Property Leased has been granted or promised to any person other than the Company, except for the lease of one (1) room on the third floor of the Real Property Leased to Mrs. E.A.L. Gombert (civil law notary).

(h)	The Company has not made any changes to the Real Property Leased which by the end of the lease agreement must be undone at the expense of the Company and at the end of the lease agreement the Company is not required to return the Real Property Leased to its state at the commencement date of the lease other than the concrete walls and floors and a fireproof vault.

Others matters concerning the Real Property

(i)	The Real Property Leased is not subject to any easements (erfdienstbaarheden), personal obligations attached to such property (kwalitatieve verplichtingen), perpetual clauses (kettingbedingen), encumbrances (obligations to allow certain acts) as referred to in the Public Works (Removal of Impediments in Private Law) Act (Belemmeringenwet Privaatrecht), rights of superficies (opstalrechten), rights ex article 5:20 sub 2 DCC (regarding ownership of underground networks) or similar rights or obligations applicable under the relevant jurisdiction. There are no claims or complaints with respect to any neighbouring property.

(j)	The Real Property Leased is fit for their present use and is in normal state of maintenance and repair.

(k)	The technical installations and the mains, pipes, cables and wiring present in the Real Property Leased are functioning properly and their use is not restricted in any way by order of any (governmental) authority.

(l)	The present use of the Real Property Leased is not restricted or impaired, or to the best of Seller’s knowledge threatened to be restricted or impaired, by any laws, regulations or other rule of general application or administrative, criminal or civil decisions.

(m)	The Real Property Leased is connected directly to the public water, energy and sewerage systems and has lawful and unrestricted access to the public road.

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(n)	All activities of the Company have been conducted in compliance with, and all properties owned or operated by the Company and Real Property Leased comply with, all Environmental Laws.

(o)	To the best of Seller’s knowledge, the soil on which the Real Property Leased placed, is not in any contaminated or polluted.

(p)	The Companies continue and may continue the unrestricted use of the parking spaces in front of the Real Property Leased.

6	COMPANY PROPERTY

Definition

(a)	For the purposes of this section “Company Property” shall mean all goods, other than Real Property Leased, being used by the Company and/or shown on the Balance Sheet.

Company Property

(b)	The Company has full title to the Company Property, except as set forth in Annex 6(b) (which annex will be limited to goods used but not owned by the Company with an annual value in excess of EUR 10,000).

(c)	No item of the Company Property to which the Company has full title is subject to any Encumbrance, lease, option to lease or right of use of any nature whatsoever nor to any other right of any nature whatsoever, whether contractual or otherwise.

(d)	The Company is entitled to the unrestricted use of all Company Property.

(e)	The Company Property is in a good state of maintenance and repair and has been regularly and properly maintained.

(f)	The inventory (“voorraden”) including but not limited to raw material, work in progress, finished products, merchandise, parts, packaging and promotional material, have been acquired or produced in the ordinary course of the business of the Company and is of a good quality usable and/or saleable in the ordinary course of the business of the Company and its quantity is adequate for the level at which the business is conducted and in accordance with past inventory stocking practices.

7	INFORMATION TECHNOLOGY

In relation to this section 7 and in addition and without prejudice to the provisions and the warranties of the IP Purchase Agreement, the Seller represents and warrants to the Purchaser that:

Definitions

(a)	For the purposes of this section:

“Software” means computer software, whether in source or object code, including but not limited to systems software, operational software, application software, interfaces and/or firmware, and all updates, upgrades and/or new versions thereto, whatsoever named, that is owned, under development or used by Company, including Separable Custom-made Software.

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“Separable Custom-made Software” means computer software developed for or by the Company, including but not limited to standard software customised to meet the functional requirements of the Company; provided that the modules of which can be separated from standard software not owned by the Company.

“Source Code” means the code used to develop and write the Software, which is compiled into executable code.

“Documentation” shall mean documentation – whether in written or electronic form – with respect to the Software, including but not limited to preparatory work, functional and/or technical specifications, user documentation, manuals, development tools and data models.

“IT System” shall mean computer hardware including but not limited to the Software installed thereon, and the interfaces pertaining thereto.

(b)	Annex 7(b) contains a complete and exhaustive list of all projects regarding the acquisition, development and/or implementation of Documentation, IT Systems and Software in progress on the date of this Agreement. The aforementioned projects are on schedule and the Company is not aware of any circumstances that are likely to affect the proper execution of these projects.

(c)	Except as disclosed in Annex 7(c), no royalty, licence fee, or other payment will be required to be paid as a result thereof by the Company to any person in respect of the right to use or exploit any Documentation, IT System or Software by the Company.

(d)	The Company is entitled to use and/or exploit the IT Systems and Other Software as presently used and/or exploited by the Company and the right of the Company to use and/or exploit the same and the terms under which the same are used will be unaffected by the Completion.

(e)	The IT Systems and Software owned and/or used by the Company are in good operating condition, with adequate capacity, functionality and response times to conduct the Company’s businesses as presently conducted.

(f)	In the period of twelve (12) months immediately preceding the Completion, there have been no failures or interruptions in the operation of the IT Systems and/or Software, which have had a material adverse effect on the conduct of the Business.

(g)	The IT Systems and Software are adequately covered by maintenance agreements, which will remain in force for a period of not less than one (1) year after the Closing Date.

(h)	The Company has for its current business in place fully tested, current and otherwise appropriate disaster recovery plans and procedures for its IT Systems and Software in order to prevent the loss and facilitate the recovery of data lost through system failure, physical destruction or otherwise and has taken all reasonable steps and implemented all reasonable procedures to safeguard its IT Systems and Software and prevent unauthorised access thereto.

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(i)	All data of the Company contained within the IT Systems and/or Software, and which are necessary for the continued operation of that Business after the Closing Date in the same manner as the Business was conducted prior to the Closing Date, is recorded, stored, maintained or operated or otherwise held by the Company.

(j)	Annex 7(j) contains a complete and exhaustive list of all Software (excluding Separable Custom-made Software) in use and/or exploited by the Company. The Company has at its disposal all Documentation needed for the use and/or exploitation of the Software.

(k)	Annex 7(k) contains a complete and exhaustive list of all Separable Custom-made Software in use by the Company. The Separable Custom-made Software is owned by the Company free from Encumbrances. The Company has at its disposal all Documentation and Source Code needed for the maintenance of the Separable Custom-made Software.

(l)	The Company owns or has valid licences or other rights to use and/or exploit the Software and is used by the Company in accordance with such licences and/or rights. To the best of Seller’s knowledge, the Software does not infringe any rights of third parties and no person is challenging or infringing the rights of the Company with respect to other Software.

(m)	To the best of Seller’s knowledge, the Software contains no viruses, disabling codes and devices.

(n)	The Company has taken all steps and commercial procedures to ensure, so far as reasonably possible, that the Software is free of viruses, disabling codes, devices or any other codes that may adversely affect the use and/or exploitation of the Software after the Closing Date.

(o)	The Company has not disclosed to any third party any source code or algorithms relating to Software or any of the Documentation owned or used by the Company.

(p)	Annex 7(p) provides a full overview of any and all open source software. None of the open source software listed in Annex 7(p) restricts the Company in its current use and/or exploitation of the Software.

The Purchaser is not aware of the conditions of the license agreements regarding the open source software listed in Annex 7(p) and the technical implications of the open source software due to the fact that the Seller has not provided the Purchaser with the relevant license agreements for review. The items listed in Annex 7(p) will not be deemed disclosed by the Seller to the Purchaser.

8	CONTRACTS, OBLIGATIONS AND COMMITMENTS

Material Contracts

(a)	Set forth in Annex 8(a), is an accurate and complete list of all material contracts, agreements, commitments or arrangements:

(i)	which relate to expenditures involving annual payments by the Company in excess of EUR 100,000 individually;

(ii)	which involve a value or revenue to the Company in excess of EUR 100,000 per annum;

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(iii)	which limit the freedom of the Company to compete in any line of business in any geographic area or purchase and/or supply goods and services from and to any person;

(iv)	which relate to the disposition or acquisition by the Company of any business or assets;

(v)	which have a term of more than twelve (12) months and involve a value in excess of € 10.000 per annum;

(vi)	which are not terminable by the Company without penalty;

(vii)	which are only terminable by the company upon giving more than three (3) months’ notice;

(viii)	which, as a consequence of the consummation of the transactions contemplated by this Agreement, become invalid, non-binding or unenforceable or are terminable by any party thereto, extend rights to any party thereto, or causes to the Company to lose any benefits,

(ix)	which provides for any security interest to be vested in any of assets (tangible or intangible) of the Company

(x)	which relate to the Company acting as a borrower, lender of guarantor

(xi)	which relate to the Company cancelling, waiving or releasing any right or claim (or series of related rights and claims),

(xii)	which are outside the ordinary course of business; or

(xiii)	which are not concluded on an arms lengths basis;

(collectively referred to as “Material Contracts”), it being agreed and understood that all contracts and agreements which have been disclosed in any other section of this Warranties Schedule need not again be listed as a Material Contract and shall be deemed to be a Material Contract.

(b)	The Company has provided Purchaser with complete and true copies of all Material Contracts.

(c)	None of the Material Contracts has been modified, pledged, assigned or amended in any respect.

(d)	None of the Material Contracts qualify as a commercial agency relationship.

(e)	There is no Material Contract under negotiation.

(f)	All of the Material Contracts are legally valid, binding and enforceable in accordance with their respective terms and are in full force and effect.

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(g)	The Company has not received written notice of any default, off-set, counterclaim or defence under any Material Contract. There are no defaults by the Company or, to the knowledge of Seller, any other party to the Material Contracts, which default will materially adversely affect the financial or commercial position of any of the Company. No condition or event has occurred which with the passage of time or the giving of notice or both would constitute a default or breach by the Company of the terms of any Material Contract.

(h)	To the knowledge of Seller, no party to any Material Contract intends to cancel, rescind, withdraw, modify or amend a Material Contract.

(i)	Seller has no knowledge, information or belief that after the date hereof or as a result of this Agreement (i) any supplier of the Company will cease, or be entitled or likely to cease, supplying the Company, or may substantially reduce its supply, or modify its terms of supply, to the Company, (ii) any customer of the Company will cease, or be entitled or likely to cease, to deal with the Company, or may substantially reduce its existing level of business with, or alter the basis upon which it does business with the Company, or (iii) any director or key employee of the Company will leave the employ of the Company.

General Terms and Conditions

(j)	The Company has provided Purchaser with a complete copy of its general terms and conditions of sale.

(k)	Such general terms and conditions form part an integral part of the contracts concluded by the Company to which the general terms and conditions apply.

Related party agreements

(l)	The Company is not a party to any agreement or arrangement with (i) Seller (including its employees, agents or directors) or any person related in any way to Seller or (ii) the direct or indirect shareholders or beneficial owners of Seller (including their employees, agents and directors).

Banking and Finance Arrangements

(m)	The Company has not received notice (whether formal or informal) from any lenders requiring an early repayment of loans or intimating the enforcement by any such lender against any security which it may hold, and, to the knowledge of Seller, there are no circumstances likely to give rise to any such notice.

(n)	None of the financial facilities of the Company is dependent on the guarantee, indemnity, or joint and several liability (hoofdelijkheid) of or any other security provided by a third party.

(o)	The Company has not issued any declaration promising to refrain from granting any mortgage or pledge (negatieve hypotheek- of pandverklaring).

(p)	The Company has not factored any debts, or engaged in any financing arrangements or arrangements having the commercial effect of borrowing, not shown in the Balance Sheet.

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(q)	Annex 8(p) lists all bank accounts of the Company, including giro and savings accounts and deposit accounts.

(r)	Annex 8(q) lists all current agreements pursuant to which the Company has borrowed or may or must borrow or lend funds from or to third parties and specifies in respect of each agreement (i) the amount and currency of the amount borrowed or lent or, where applicable, to be borrowed or lent, (ii) the duration of the agreement and the term of any loan pursuant thereto, (iii) the possibilities for early termination or repayment, and (iv) the interest.

9	LITIGATION AND COMPLIANCE

Suits and investigations

(a)	There are no claims, suits, actions or proceedings pending against, relating to, affecting the Company or initiated by the Company before any court, arbitrator, (semi)governmental department, commission, agency, instrumentality or authority, including a petition for a preliminary hearing of witnesses (voorlopig getuigenverhoor) or a preliminary investigation of experts (voorlopig deskundigenbericht). To the best knowledge of Seller, there are no such claims, suits, actions or proceedings threatened, anticipated or expected.

(b)	Neither the Company nor its directors, nor to the best of Seller’s knowledge its employees are engaged in, subject to or affected by any criminal investigation, nor are there to the best of Seller’s knowledge any such investigations threatened.

(c)	So far as the Seller is aware, no commissions, discounts, rebates or other inducements, whether of cash or in kind, have been given by the Company or its directors or employees where the same are capable of forming the basis of criminal prosecution of, or civil action against, the Company or any of its directors or employees.

Compliance with Articles, Laws and Court Orders

(d)	The Company has conducted its business and corporate affairs in accordance with its articles of association and in all material respects in compliance with all applicable laws and regulations (whether of The Netherlands or any other jurisdiction).

(e)	The Company is not in breach of any order, award, decree, judgement or ruling of any court, arbitral tribunal, third party rendered in the course of binding third-party proceedings (bindend advies procedure) or any governmental or regulatory authority (whether of The Netherlands or any other jurisdiction).

(f)	The Company is not a party to any agreement takes part in any concerted practice or is bound by any decision of an association of undertakings which contravenes the Dutch Competition Act (Mededingingswet) or the competition laws of any jurisdiction applicable to it. The Company has not received notice of any kind from, or is under any obligation to notify, the Netherlands Competition Authority, the European Commission or any other authority competent in competition matters.

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10	PERMITS

(a)	All necessary licenses, consents, approvals, permissions, permits and authorisations (public and private) (collectively, the “Permits”) have been obtained by the Company to enable it to lawfully carry on its business effectively in the places and in the manner in which such business is now carried on.

(b)	A complete list of the permits is set forth in Annex 10(b).

(c)	The Permits are valid and in full force and effect and Seller knows of no reason, and is not aware of any facts or circumstances which would be likely to give rise to any reason, why any of such Permits would be suspended, cancelled, revoked or not renewed. Neither the execution of the Agreement nor the consummation of the transactions contemplated thereby will result in the suspension, cancellation, revocation or the inability to renew such Permits.

(d)	The Company is not in violation of the terms of any of the Permits.

11	INSURANCE

(a)	The Company has concluded the insurance policies listed in Annex 11(a) (“Insurance Policies”).

(b)	The Company has not entered into any insurance policies other than the Insurance Policies.

(c)	The Insurance Policies are in full force and effect and the Company is not in default under any of the Insurance Policies.

(d)	The Insurance Policies contain accurate descriptions of the insured risks, and offer the Company adequate cover against all risks normally insured against by persons carrying on a similar business as the Company, such as fire, third party liability, consequential damages and business interruption.

(e)	There are no pending or asserted claims as to which any insurer has denied liability, and there are no claims that have been disallowed or according to the involved insurer have been filed improperly.

(f)	To the best of Seller’s knowledge, the Company did not fail to disclose information to the involved insurer that may give rise to annulment of any insurance by the insurer.

(g)	Neither Seller nor the Company has knowledge or any facts or occurrence of any event which will materially increase the premiums payable under any of the Insurance Policies or which may lead to a continuation or renewal on less favourable terms.

(h)	All premiums in respect of the Insurance Policies, which have become due and payable on or before the Closing Date have been paid and the Company has fulfilled all its obligations under the Insurance Policies.

(i)	Within the past five (5) years the Company has not been refused any requested insurance coverage and no material claim made by the Company has been questioned, denied or disputed by any insurers.

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12	EMPLOYEES

Terms of employment

(a)	Set forth in Annex 12(a) is a complete list of the names of all employees of the Company including their gross annual salary and current position. In addition, the Seller has in relation to such employees provided to the Purchaser details of their age, commencement of employment, accrued holidays, employees on sick leave and duration of sick leave if over three (3) weeks, and other key terms and conditions of employment (including lease cars, profit-sharing, commission or bonus arrangements), all of which information is true and complete.

(b)	There is no agreement or understanding (contractual or otherwise) between the Company and any employee or ex-employee with respect to his employment, his ceasing to be employed or his retirement which is not included in the written terms of such employment.

(c)	Except for Messrs Lale, Steenbeeke and Ramadhany, there is no person working for the Company on the basis of a management agreement, consultancy agreement or an agreement for the rendering of services (overeenkomst van opdracht).

(d)	The Company has no temporary employees or seconded employees, except for the employees that have been identified as such in Annex 12(a).

(e)	All employees were provided with the Company’s Internet Code and the Emergency Plan.

Collective Labour Agreements

(f)	There are no collective labour agreements (CAO) or other agreements or arrangements between the Company and any trade union applicable to the Company.

Variation of terms of employment

(g)	During the last 12 months the Company has not implemented or effected any material variations or improvements in the terms and conditions of employment or engagement of any of its employees or directors including, without limitation, any variation or improvement to their salary or benefits.

(h)	The Company is not involved in negotiations (whether with employees or any trade union or other employees’ representatives) to vary the terms and conditions of employment or engagement of any of its employees or directors, nor has it made any representations, promises, offers or proposals to any of its employees or directors or to any trade union or other employees’ representatives concerning or affecting the terms and conditions of employment.

(i)	Neither the execution of the Agreement nor the consummation of the transactions contemplated thereby will (a) result in any payment to, or any commitment to make a payment to, any director or employee of the Company, (b) increase any benefits otherwise payable to such persons or (c) result in the acceleration of the time of payment or vesting of any benefits payable to any of such persons.

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Resignations and Terminations

(j)	No employee or director of the Company earning in excess of EUR 50,000 per annum has resigned in the last twelve (12) months.

(k)	The Company has not received any notice of resignation from any director or employee earning in excess of EUR 50,000 per annum that has not expired.

(l)	To the best of Seller’s knowledge, none of the employees are expected to terminate their employment agreement with the Company.

(m)	The Company has not taken any action to terminate any of the employees.

(n)	No director, employee or agent of the Company has been granted, nor is the Company in any way committed to grant, any special termination or exit payments to any such director, employee or agent.

Incentive Schemes

(o)	No director or employee has been granted any rights to shares in the Company. The Company has not introduced, nor is it proposing to introduce, any share incentive scheme, share option scheme or profit sharing, bonus, commission or other such incentive scheme for any of its directors or employees.

Disputes

(p)	The Company is not involved in any dispute with any of its employees, former employees or pensioners and/or their (former) spouses or partners, nor is, to the best of Seller’s knowledge such a dispute threatened.

(q)	No dispute, strike or other industrial action exists or is threatened between the Company and a significant number or category of its employees or a trade union representing such employees and no such dispute, strike or other industrial action has occurred in the last 12 months.

Reorganizations

(r)	The Company is not involved in any reorganizations which will or may have an impact on its employees and/or their labour conditions.

Interest in competitor

(s)	No director of the Company has any ownership interest in any competitor, supplier, or customer of the Company (other than ownership of securities of a publicly-held corporation of which such person owns, or has real or contingent rights to own, less than 1% (one percent) of any class of outstanding securities).

Compliance

(t)	The Company has at all times and in all material respects complied with the labour laws, the employment agreements and any collective labour agreements applicable to it.

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(u)	The Company has duly filed all declarations required to be filed regarding social security contributions. None of such declarations have been disputed by any of the relevant authorities concerned. All social security contributions and any and all interest, penalties and additions with respect thereto for which the Company is or may become liable in respect of any period ending on the Balance Sheet Date have either been paid in full or full provisions therefore have been made in the Closing Accounts.

(v)	All accrued vacation and/or leave days (opgebouwde vakantiedagen) of the employees have either been taken, given financial compensation for, or have been provided for in the Closing Accounts.

Transfer

(w)	No employee of the Seller or any member of the Seller’s group shall transfer into the employment of the Company by operation of law by reason of his providing services to the Company or by his working in conjunction or in association with the Company’s employees or businesses.

Benefit Plans

(x)	Annex 12(w) sets forth an accurate and complete list of all collective and individual (pre)pension, disability and early retirement plans (including any transitional arrangements), deferred compensation and similar arrangements (“Benefit Plans”), maintained or contributed to by Seller and/or the Company for the benefit of any (former) employees and their (former) spouses or partners, or other persons associated with the Company.

(y)	Details of all benefits payable or contingently payable under each of the Benefit Plans have been disclosed to the Purchaser and such details are sufficient to enable the Purchaser to ascertain benefits provided under each of the Benefit Plans and the value of such benefits.

(z)	Other than reflected in such Annex, the Company is not a party to or in any other way bound by any written or oral (pre)pension or (early) retirement plan, deferred compensation or similar arrangement, and no promises for the benefit of any (former) employees and their (former) spouses or partners, or other persons associated with the Company have been made by the Company in respect thereof.

(aa)	Except for the Stichting Bedrijfspensioenfonds voor medewerkers in het Notariaat, no mandatory industry wide pensions plan applies to the Company.

(bb)	No plan, proposal or intention to amend or discontinue (in whole or in part) any of the Benefit Plans has been communicated to any employee of the Company.

(cc)	All contributions to and payments from the Benefit Plans that may have been required to be made in accordance with the Benefit Plans and applicable law have been timely made and to the extent payment of such contribution is not yet due adequate provisions have been made in the Closing Accounts.

(dd)	There are no, nor will there be at Closing, back service and other liabilities in respect of any of the Benefit Plans.

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(ee)	Each Benefit Plan is in compliance with the requirements of applicable laws and regulations, including but not limited the Dutch Pension Act, the Dutch Act on fiscal treatment on Pre-pension, Early retirement and introduction life course savings scheme (Wet VPL) and equal treatment legislation.

(ff)	The Companies have met their (information) obligation towards their employees as set out in the Dutch Pension Act.

(gg)	All past transfers of pension value (waardeoverdracht), if any, have been finalized in accordance with applicable laws and regulations.

(hh)	All information provided by the Company and/or its pension providers relating to the indexation of any accrued pension entitlements/pension rights, is in line with the indexation ambition as laid down in the Benefit Plans regulations and current practice.

(ii)	All changes made to Benefit Plans during the last 5 years have been formally agreed to by all (former) participants, pensioners and other parties involved.

(jj)	All (former) employees of the Company (including directors) and their (former) spouses and partners who do not participate in some or all of the Benefit Plans although according to the scope of the Benefit Plans, they are entitled to do so, have timely and correctly (co)signed a waiver relinquishing all rights and benefits to such Benefit Plans.

13	TAXATION

(a)	the Companies have duly and timely filed all returns, declarations, reports, claims for refund, or information return or statements, including any related or supporting information and schedules and any amendments thereto, with respect to Taxes required to be filed by or with respect to each of them under applicable laws (“Tax Returns”), except for those Tax Returns for which an extension for filing was requested and granted, and all such Tax Returns were correct and complete in all material respects.

(b)	The Companies have timely paid all Taxes due and owing, whether or not shown on any Tax Return. All Taxes not yet paid, but due as of the Closing Date, including all Tax required to be paid as a result of entering into this Agreement and the execution thereof have been fully provisioned in the Closing Accounts. For all differences between commercial and Tax valuations, a sufficient deferred Tax provision is formed at the applicable statutory rate in the Closing Accounts. If included in the Closing Accounts, the amount of provision for deferred Tax in the Closing Accounts is adequate and fully in accordance with IFRS or generally accepted accounting principles in the Netherlands, as the case may be. The Companies have not received any reminders, notices or warrants relating to the payment of Tax which have not been settled prior to the Closing Date.

(c)	The Companies have, within the time and manner prescribed by law, withheld and paid over to the proper Tax Authorities all Taxes required to have been withheld and paid in connection with any amounts allocable to, paid or owing to or collected from any employee, independent contractor, supplier, customer, creditor, shareholder, partner, member, or other third party, including with respect to the exercise, cancellation, or disposition of any option or warrant.

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(d)	The Companies have maintained an adequate administration which includes all records and all other information in relation to Taxes which it was required to maintain, including but not limited to documentation that is required to be kept in the administration of the company in relation to wage tax, such as copies of valid identification documents and VAR-certificates.

(e)	The Companies have not been or are not liable to pay any penalty, fine, interest or similar amount in relation to Taxes and there are no facts which are likely to cause the Companies to become liable to pay any such penalty, fine, surcharge or interest, nor have there been any circumstances which might have a negative effect with regard to such a penalty.

(f)	No claim has ever been made by a governmental authority competent to impose any of the aforementioned Taxes (a “Tax Authority”) in a jurisdiction where the Companies do not currently file Tax Returns that such filings are reasonably likely to be required or that the Companies are or may be subject to taxation by that jurisdiction.

(g)	No audits or investigations by a Tax Authority (a “Tax Audit”) or administrative or judicial Tax proceedings are pending or being conducted with respect to the Companies. The Companies have not received from any Tax Authority (including jurisdictions where the Companies have not filed Tax Returns) any (A) notice indicating an intent to open an audit or other review or (B) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax Authority against the Companies. No issue has been raised by any Tax Authority in any current or prior audit of the Companies which, by application of the same principles, could reasonably be expected to result in a deficiency for any subsequent Tax period. No requests for exchange of information are pending regarding Tax relating to the Companies or its business relations. No collection procedures have been initiated against the Companies or any of its properties, assets or income for account of any Tax. There are at the Closing Date no material disputes between the Companies and a Tax Authority.

(h)	The Companies are not a party to or are not bound by any Tax allocation or Tax sharing arrangement.

(i)	For Tax purposes, the Companies are and have been resident only in the Netherlands and do not have nor had a permanent establishment or permanent representative or other taxable presence in any jurisdiction other than in the Netherlands. The Companies do not constitute or have not constituted a permanent establishment or are not or have not been a permanent representative of another person. The Companies have not received from any Tax Authority (including jurisdictions where the Companies have not filed Tax Returns) any notice that they are held to have a permanent establishment within the meaning of any applicable Tax treaty or convention. The Companies have, if so requested, obtained a standard, non-qualified certificate of residence (woonplaatsverklaring).

(j)	The Companies have not entered into any arrangement (including but not limited to rulings) with any Tax Authority or is subject to a special regime with regard to (the payment of) Taxes.

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(k)	The Companies are not or will not be held liable for Taxes due by any person or entity other than the Companies. The Companies have not acted during the last six (6) years as contractor or subcontractor as defined in the Dutch Tax Collection Act (Invorderingswet) or other comparable provisions of applicable Laws in other countries. The Companies are not liable or will not be held liable for payment of any of the aforementioned Taxes or contributions.

(l)	Neither in the current financial year nor in the preceding five (5) financial years have the Companies claimed, utilized or requested exemptions or deferrals in relation to Taxes, including but not limited to exemption or deferrals of Taxes relating to reorganizations or mergers.

(m)	All interest and other sums of having the nature of expense payable by the Companies are and will be wholly allowable as deductions in computing the income of the Company for Tax purposes. The Companies do not have any debts outstanding on which interest would not be deductible under the Dutch Corporate Income Tax Act (Wet op de vennootschapsbelasting 1969). No claim has been made by the Companies for the depreciation of any asset for Tax purposes, which may be disallowed.

(n)	No party has any claim against the Companies in connection with: (i) the allocation of or an agreement to allocate corporate income tax; (ii) recovering corporate income tax from the Companies; or (iii) the utilisation of losses; all within the consolidated tax group (fiscale eenheid) the Companies have been included in.

(o)	The Companies do not have tainted (share) capital (besmet fusie aandelenkapitaal / agio) within the meaning of Article 3a of the Dutch Dividend Tax Act 1965.

(p)	The Companies are not a real estate investment company within the meaning of Article 4 of the Dutch Legal Transfer Act 1970 (Wet op belastingen van rechtsverkeer 1970).

(q)	The Companies have complied in all respects with the requirements and provisions of the “Wet op de omzetbelasting 1968” and all regulations and orders made there under (the “VAT legislation”) and have made and maintained accurate and up to date records, invoices, accounts and other documents required by or necessary for the purpose of the VAT legislation and the Companies have at all time punctually made all payments and filed all returns required hereunder.

(r)	No party has any claim against the Companies in connection with or regarding VAT and associated liabilities that do not relate to transactions carried out or procured by the Companies while considered included in a fiscal unity for VAT purposes.

(s)	The Companies have not been partially exempt for any VAT accounting period at any time since incorporation date and will not in respect of supplies of goods or services invoiced to the Companies prior to Closing Date be denied credit for any input tax.

(t)	The Companies do not own assets, which are treated as capital items, for which the input tax may be subject to adjustment in accordance with the VAT legislation.

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(u)	All applications for governmental subsidies, which have been made or are reflected in the Closing Accounts, have been duly and correctly made and no refunds and no interest, penalties or additions regarding such refunds are or will be due in respect of governmental subsidies.

(v)	No charge to Tax will arise on the Companies or on the Purchaser by virtue of the entering into and/or completion of the Agreement.

(w)	Any material transactions, or any series of transactions that in the aggregate is material, occurring between the Companies and the Seller or any of their affiliates were effected on arm’s length terms and the Companies have maintained adequate documentation of such transactions or series of transactions and arm’s length negotiations. No material transactions, nor any series of transactions that in the aggregate is material, involving the Companies have taken place or are in existence which are such that any provision relating to transfer pricing might be invoked by any applicable Tax Authority, affecting the Tax position of the Companies.

(x)	Within the four (4) years prior to the date hereof, the Companies nor any director or officer of the Companies (in his capacity as such) have paid or become liable to pay any material penalty or fine in respect of Tax which has not been settled prior to the Closing Date. Neither the Companies nor any of their current directors in their capacity as director of the Company have ever been the subject of a criminal investigation, accused or found guilty of fraud, relating to or involving Tax.

14	WARRANTIES AND PRODUCTS

(a)	There is no outstanding claim against the Company for breach of service or warranty to any customer and there are no product liability claims outstanding against the Company.

(b)	No state of facts exists and no event has occurred which may form the basis of any claim against the Company for liability on account of any express or implied warranty to any customers or other third parties in connection with services rendered or goods delivered by the Company, or a product liability claim.

(c)	All products manufactured and sold by the Company are manufactured in accordance with and conform to the applicable laws, statutes and regulations, are not defective and pose no material danger to the health or safety of the persons using said products.

15	BROKERS

Neither the Company nor Seller has engaged, or caused to be incurred any liability to any finder, broker or sales agent in connection with the origin, negotiation, execution, delivery, or performance of the Agreement and the transactions contemplated hereby.

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16	INTELLECTUAL PROPERTY

Definitions

(a)	For the purposes of this section:

“Registered IP Rights” shall mean intellectual property rights (national and international) capable of being registered in a public register, including but not limited to patent rights, model and design rights, domain names, topography rights, trade name and/or trademark rights, and/or any applications for such rights, as well as any similar rights.

“Non-Registered IP Rights” shall mean all intellectual property rights (national and international) not capable of being registered in a public register, including but not limited to copyrights, artist rights, data base rights, sound recording rights, producer’s rights and/or any other neighbouring rights, portrait rights, trade names and Know How, as well as any similar rights.

“Licensed Rights” shall mean any rights granted to the Company in respect of intellectual property rights (registered and non-registered) of third parties.

“IP Rights” shall mean the Registered IP Rights, the Non-Registered IP Rights and the Licensed Rights.

“Know How” shall mean all confidential technical and/or business information pertaining to the Company and its business.

(b)	Other than the Registered IP Rights listed in Annex 16(b), the Company does not own any other Registered IP Rights. The Company is the sole owner of the Registered IP Rights set forth in Annex 16(b), free of any Encumbrances. None of those Registered IP Rights has lapsed and all Registered IP Rights are valid or will be granted for the territory applied for.

(c)	For the purposes of this section The Company is the sole owner of the Non-Registered IP Rights set forth in Annex 16(c), free of any Encumbrances. The Annex contains all Non-Registered IP Rights of the Company.

(d)	The Company is fully authorized to make use of and/or exploit the IP Rights and the Company is not dependant on any licenses from third parties to use the IP Rights. The right of the Company to make use of and/or exploit the IP Rights will not be affected by the Closing.

(e)	The Company has not granted any right whatsoever to third parties with respect to its IP Rights.

(f)	The carrying on of the business of the Company does not infringe upon any intellectual property rights of any third party and does not require the Company to obtain any license or other agreement to use any intellectual property rights of others. The Company has not received any communications alleging that the Company has violated the intellectual property rights of any other person. No claims are pending by any person with respect to the ownership, validity, enforceability or use of the IP Rights.

(g)	The Company is not aware of any violation by a third party of any of its IP Rights.

(h)	The Company has taken all legal and appropriate security measures to protect and preserve the secrecy, confidentiality and value of its (i) IP Rights and (ii) Know How.

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(i)	To the best of the Seller’s knowledge the Know How has only been disclosed to persons who must have knowledge of such Know How in the interest of the business of the Company.

(j)	The Company does not believe that it is or will be necessary to use any inventions or works of authorship of its employees (or persons it currently intends to hire) made prior to their employment by the Company, other than such inventions or works of authorship that have been irrevocably transferred to the Company by such employees.

17	INFORMATION

(a)	All information given to Purchaser and its representatives and professional advisors by Seller, the Company and their respective representatives and professional advisors relating to the business activities, affairs or assets and liabilities of the Company, was when given, and is now, accurate and complete in all respects and not misleading in any respect.

(b)	Seller has made reasonable inquiry regarding any facts or circumstances that can reasonably be considered to be material to an accurate appraisal of the business, assets, liabilities and affairs of any of the Company. Seller does not know of any information which is or may reasonably be considered to be material to such an appraisal and which has not been disclosed to Purchaser.

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SCHEDULE 7.2

SELLER’S WARRANTIES

Seller represents and warrants to the Purchaser that:

1.	It is a company that is duly organized and validly existing under the laws of the Netherlands, with the requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize the execution and performance thereof;

2.	The Agreement and all other agreements and obligations undertaken in connection with the transactions contemplated hereby constitute or will constitute, following the execution and delivery thereof, the valid and legally binding obligations of Seller, enforceable against it in accordance with the respective terms, subject to enforcement of remedies to applicable bankruptcy, insolvency, reorganization and other laws affecting generally the enforcement of the rights of creditors and subject to the discretionary authority of a court of competent jurisdiction with respect to the granting of a decree ordering specific performance or other equitable remedies.

3.	The execution, delivery and performance by it of this Agreement, and the agreements contemplated herein shall not:

(i)	violate the provisions of the law applicable to it and its articles of association (as amended from time to time), or any resolution of its supervisory board or management board; or

(ii)	conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, any material license (including operating licenses), permits or material agreement to which it is bound.

4.	It is not precluded by the terms of any contract, agreement or other instrument from: (i) entering into this Agreement; or (ii) entering into any agreement or transaction contemplated in this Agreement; or (iii) from the consummation of any of the foregoing.

5.	No material consents, approvals, orders or authorizations of, or registrations, or declarations of filing with, any person are required in connection with the execution and delivery and consummation of this Agreement, or the agreements contemplated herein, other than the ones obtained or contemplated to be obtained by this Agreement.

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SCHEDULE 7.3

PURCHASER’S WARRANTIES

Purchaser represents and warrants to the Seller that:

1.	It is a company that is duly organized and validly existing under the laws of its incorporation, with the requisite power and authority to enter into and perform its obligations under this Agreement, and has taken all necessary corporate action to authorize the execution and performance thereof;

2.	The Agreement and all other agreements and obligations undertaken in connection with the transactions contemplated hereby constitute or will constitute, following the execution and delivery thereof, the valid and legally binding obligations of Purchaser, enforceable against it in accordance with the respective terms, subject to enforcement of remedies to applicable bankruptcy, insolvency, reorganization and other laws affecting generally the enforcement of the rights of creditors and subject to the discretionary authority of a court of competent jurisdiction with respect to the granting of a decree ordering specific performance or other equitable remedies.

3.	The execution, delivery and performance by it of this Agreement, and the agreements contemplated herein shall not:

(i)	violate the provisions of the law applicable to it and its articles of association (or comparable charter documents, each as amended from time to time), or any resolution of its management board; or

(ii)	conflict with or result in the breach or termination of any material term or provision of, or constitute a default under, or cause any acceleration under, any material license (including operating licenses), permits or material agreement to which it is bound.

4.	It is not precluded by the terms of any contract, agreement or other instrument from: (i) entering into this Agreement; or (ii) entering into any agreement or transaction contemplated in this Agreement; or (iii) from the consummation of any of the foregoing.

5.	No material consents, approvals, orders or authorizations of, or registrations, or declarations of filing with, any person are required in connection with the execution and delivery and consummation of this Agreement, or the agreements contemplated herein, other than the ones obtained or contemplated to be obtained by this Agreement.

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